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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement
under Section 14(d)(4) of the Securities Exchange Act of 1934

Jamba, Inc.
(Name of Subject Company)

Jamba, Inc.
(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

47023A309
(CUSIP Number of Class of Securities)

Marie L. Perry
Chief Financial Officer,
Chief Administrative Officer, Executive Vice President and Secretary
Jamba, Inc.
3001 Dallas Pkwy, Suite 140
Frisco, Texas 75034
(469) 294-9800
(Name, address and telephone number of person authorized
to receive notice and communications on behalf of the persons filing statement)

With copies to:

Eric Wang, Esq. Jennifer Gallo, Esq. Brandee Diamond, Esq. DLA Piper LLP (US) 2000 University Avenue East Palo Alto, CA 94303 (650) 833-2000	Josh Nicosia, Esq. General Counsel and Vice President, Development Jamba, Inc. 3001 Dallas Pkwy, Suite 140 Frisco, Texas 75034 (469) 294-9800
☐
Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information

Name and Address

        The name of the subject company is Jamba, Inc., a Delaware corporation ("Jamba"). The address of Jamba's principal executive office is 3001 Dallas Pkwy, Suite 140, Frisco, Texas 75034. The telephone number of Jamba's principal executive office is (469) 294-9800.

Securities

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this "Schedule 14D-9") relates is Jamba common stock, par value $0.001 per share. As of August 1, 2018, there were 18,499,434 shares of Jamba common stock issued and 15,640,617 shares of Jamba common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person

Name and Address

        The name, business address and business telephone number of Jamba, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading "Item 1. Subject Company Information—Name and Address," which information is incorporated herein by reference. Jamba's website address is http://www.jambajuice.com/. The information on Jamba's website is not considered a part of this Schedule 14D-9.

Tender Offer

        This Schedule 14D-9 relates to the cash tender offer (the "Offer") by Jay Merger Sub, Inc. ("Merger Sub"), a Delaware corporation and a wholly owned subsidiary of Focus Brands Inc. ("Parent"), a Delaware corporation, for any and all of the outstanding shares of common stock, par value $0.001 per share ("Shares"), of Jamba, at a price of $13.00 per Share, without interest, net to the seller in cash, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 15, 2018 (the "Offer to Purchase"). The Offer to Purchase and a related form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 1, 2018 (as it may be amended from time to time, the "Merger Agreement"), by and among Jamba, Parent and Merger Sub. The Merger Agreement is summarized in Section 11, captioned "The Merger Agreement; Other Agreements," of the Offer to Purchase. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer, Merger Sub will be merged with and into Jamba (the "Merger") without a vote of the stockholders of Jamba to adopt the Merger Agreement and consummate the Merger in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (as amended, the "DGCL"), with Jamba continuing as the surviving corporation (the "Surviving Corporation") in the Merger and thereby becoming a wholly owned subsidiary of Parent (the time and date the Merger becomes effective being the "Effective Time" and "Effective Date," respectively). Jamba does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

        As a result of the Merger, each outstanding Share immediately prior to the Effective Time (as defined below) (other than Shares (i) owned by Jamba as treasury stock , (ii) owned by Parent, Merger Sub, or any wholly-owned subsidiary of Parent or of Jamba and (iii) held by Jamba stockholders who properly demand and do not lose or withdraw their appraisal rights under Delaware law) will be converted automatically into the right to receive the Offer Price in cash without interest and less any applicable withholding taxes (the "Merger Consideration"). Following the Merger, Jamba will cease to be a publicly traded company.

        Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the "Exchange Act")) the Offer on August 15, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute following 11:59 p.m. (12:00 midnight), Eastern Time, on September 12, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer (the "Expiration Time").

        The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

        Merger Sub is a wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating the acquisition of Jamba by Parent. To date, Merger Sub has not carried on any activities other than those related to its formation, the Offer and the Merger. Upon consummation of the proposed Merger, Merger Sub will merge with and into Jamba and will cease to exist, with Jamba continuing as the Surviving Corporation. According to the Offer to Purchase, the business address for Merger Sub and Parent are: 5620 Glenridge Dr. NE, Atlanta, Georgia 30342. The business telephone number for Merger Sub and Parent are (404) 255-3250.

        The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC's website at www.sec.gov.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements

        Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Jamba, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Jamba or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between Jamba, Parent and Merger Sub

Merger Agreement

        The Merger Agreement governs the contractual rights among Jamba, Parent and Merger Sub relation to the Offer, the Merger and the other transactions contemplated by the Merger Agreement (the "Transactions"). The Merger Agreement is not intended to provide any other factual information about Jamba, Parent or Merger Sub. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference to provide Jamba's stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Jamba, Parent or Merger Sub found in Jamba's public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of the dates specified therein; (2) were solely for the benefit of the parties to the Merger Agreement; and (3) are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure letter provided by Jamba to Parent and

Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

        Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among Jamba, Parent and Merger Sub. Certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about Jamba, Merger Sub or Parent. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of Jamba, Merger Sub or Parent or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures.

        A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties' respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

        On March 30, 2018, Jamba and Parent entered into a confidentiality agreement (the "Confidentiality Agreement") in connection with a possible transaction involving Jamba. Under the terms of the Confidentiality Agreement, Jamba and Parent agreed that, subject to certain exceptions, each of Jamba and Parent would keep confidential all information furnished to one another pursuant to the Confidentiality Agreement for a period of two years, subject to certain exceptions, and to use this information solely to evaluate a possible negotiated transaction between the parties.

        Under the Confidentiality Agreement, Parent, on behalf of itself as well as its majority owned subsidiaries, certain of its representatives and Parent and certain of its affiliates who receive confidential information pursuant to the Confidentiality Agreement (collectively, the "Standstill Parties"), also agreed to certain "standstill" provisions for the benefit of Jamba that expire one year from the date of the Confidentiality Agreement, including restrictions that prohibit the Standstill Parties from, directly or indirectly, making any proposal to acquire any securities or assets of Jamba, engaging in any tender or exchange offer involving Jamba or making any public announcement or unsolicited proposal with respect to any extraordinary transaction involving Jamba or its securities or assets. Provided, however, such restrictions immediately terminate upon (i) receipt of an invitation by Jamba to take such actions, (ii) Jamba or any other person making a public announcement that a third party intends to acquire at least twenty (20) percent of Jamba's outstanding capital stock, voting control or a material part of Jamba's assets or (iii) Jamba and a third party executing a definitive agreement relating to such an acquisition of capital stock or assets.

        This summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

Tender and Support Agreements

        On August 1, 2018, Parent and Merger Sub entered into Tender and Support Agreements (the "Support Agreements") with certain Jamba stockholders (the "Supporting Stockholders"), pursuant to which the Supporting Stockholders have agreed, among other things, to tender all of their Shares in the Offer and take certain other actions in furtherance of the Merger. The Shares subject to the Support Agreement represent approximately 27% of the outstanding Shares as of August 1, 2018.

        This summary and description of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Support Agreements, the form of which is filed as Exhibit (g) to the Schedule TO, and is incorporated herein by reference.

Beneficial Ownership of Shares by Parent

        According to the Offer to Purchase, as of August 1, 2018, neither Parent nor Merger Sub beneficially owned any Shares.

Arrangements with Current Executive Officers and Directors of Jamba

Overview

        In considering the recommendation of Jamba's board of directors (the "Jamba Board") set forth under the caption "Item 4. The Solicitation or Recommendation—Recommendation of the Jamba Board," Jamba's stockholders should be aware that certain of Jamba's executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of Jamba's stockholders generally. The Jamba Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that Jamba's stockholders accept the Offer and tender their Shares in the Offer.

        The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between Jamba and its executive officers or directors that may relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) the Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan, and applicable equity awards granted thereunder (the "2006 Plan"); (3) the Jamba, Inc. 2013 Equity Incentive Plan, as amended and restated May 17, 2016, and applicable equity awards granted thereunder (the "2013 Plan"); (4) award agreements providing for certain non-statutory options and restricted stock unit awards granted as non-plan awards to induce certain persons to accept initial offers of employment with Jamba (the "Inducement Awards" and, together with the 2006 Plan and the 2013 Plan, the "Stock Plans") and the Jamba Employee Stock Purchase Plan, (the "ESPP"); (5) the award agreements governing Jamba Compensatory Awards (as defined below) held by Jamba's executive officers and directors; (6) the employment agreement by and between Jamba and David Pace (the "Employment Agreement"); (7) the Executive Retention and Severance Plan (the "Severance Plan"); and (8) the performance cash bonus plan (the "Cash Bonus Plan"). For further information with respect to the arrangements between Jamba and its named executive officers, see the information included under the caption "—Arrangements with Current Executive Officers and Directors of Jamba—Golden Parachute Compensation." The 2006 Plan, the 2013 Plan, the Inducement Awards, the ESPP and the Employment Agreements are filed as Exhibits (e)(9) through (e)(24) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

        If Jamba's executive officers and directors were to tender any Shares that they beneficially own pursuant to the Offer, under the terms of the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of Jamba. As of

August 1, 2018, the executive officers and directors of Jamba set forth in the "Table of Equity Related Payments" below beneficially owned, in the aggregate, 3,448,112 Shares (excluding for this purpose Shares underlying Jamba Compensatory Awards (as defined below), which are set forth separately in the "Table of Equity Related Payments" below). If the executive officers and directors were to tender all 3,448,112 Shares beneficially owned by them as of August 1, 2018, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Merger Sub, then such executive officers and directors would receive, in aggregate, approximately $ 44,825,456 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of Jamba, each executive officer and director of Jamba currently intends to tender all of his Shares in the Offer.

Effect of the Offer and the Merger Agreement on Jamba Compensatory Awards and the ESPP

        The discussion below describes the treatment of Jamba's outstanding options (the "Options") and restricted stock units, or "RSUs" (collectively with the Options, the "Jamba Compensatory Awards") under the Merger Agreement. The change in control benefits with respect to the Jamba Compensatory Awards, if any, pursuant to the terms of such awards are discussed separately below under the sections captioned "—Arrangements with Current Executive Officers and Directors of Jamba—Agreements or Arrangements with Executive Officers of Jamba" and "—Arrangements with Current Executive Officers and Directors of Jamba—Agreements or Arrangements with Directors of Jamba."

        Any cash payments described below will be subject to any applicable tax withholding and will, unless otherwise noted below, be made shortly following the Effective Time.

Options and RSUs

        At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding Option, whether vested or unvested, exercisable or unexercisable, each outstanding Option, except for Options subject to performance-based vesting as provided below, will immediately and fully vest and be canceled at the Effective Time. The holder of a cancelled Option will be entitled to receive from Jamba as soon as practicable following the Effective Time, subject to the terms and conditions set forth in the Merger Agreement (including delivery by the holder of a Stock Award Cancellation and Release Letter), in settlement of such Option the Option Cash Amount. The "Option Cash Amount" will be equal to the net amount, without interest, of (i) the product of (A) the excess, if any, of the Merger Consideration over the Option's exercise price per Share, multiplied by (B) the number of Shares subject to the cancelled Option, less (ii) any applicable withholdings for taxes. If the exercise price per Share of any Option equals or exceeds the Merger Consideration, the Option Cash Amount will be zero.

        The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding RSUs, each outstanding RSU, except for outstanding RSUs subject to performance-based vesting as provided below, will immediately and fully vest and be cancelled at the Effective Time. The holder of cancelled RSUs will be entitled to receive from Jamba as soon as practicable following the Effective Time, subject to the terms and conditions set forth in the Merger Agreement (including delivery by the holder of a Stock Award Cancellation and Release Letter), in settlement of such RSUs an RSU Cash Amount. The "RSU Cash Amount" will be equal to the product, without interest, of (i) the total number of Shares subject to the cancelled RSU award immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration, less any applicable withholdings for taxes.

        The Merger Agreement also provides that at as of immediately prior to the time at which the Merger Sub or Surviving Corporation, as applicable, accepts for payment all Shares validly tendered (and not withdrawn) pursuant to the Offer (the "Offer Acceptance Time"), each share of restricted stock that is outstanding as of immediately prior to the Offer Acceptance Time will immediately and fully vest except for outstanding shares of restricted stock subject to performance-based vesting as provided below. As of the Offer Acceptance Time and without any further action on the part of the holders thereof, each share of restricted stock will be treated as an outstanding Share for purposes of the Merger Agreement, including for purposes of tendering pursuant to the Offer.

        The Merger Agreement also provides that, notwithstanding the foregoing, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding Option, RSU or share of restricted stock, each outstanding Option, RSU or share of restricted stock whose vesting is based in whole or in part upon the attainment of one or more performance goals (each, as applicable, a "Performance Option," "PRSU" or "PRS"), will immediately vest only to the extent of actual attainment of the applicable performance goal(s) as of the Effective Time in accordance with the terms of such Performance Option, PRSU or PRS.

ESPP

        The Merger Agreement provides that Jamba must take all actions necessary or required under the ESPP and applicable law and regulation to, contingent on the Effective Time, (i) ensure that no offering period or purchase period will be authorized or commenced on or after the date of the Merger Agreement and (ii) if the closing of the Merger (the "Closing") will occur prior to the end of any offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the Offer Acceptance Time as the last day of such offering period (such date or the date such offering period terminates by its terms, if earlier, the "Final Purchase Date") and purchase period. Jamba shall cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP in accordance with the terms of the ESPP and thereafter terminate the ESPP in its entirety effective as of the Offer Acceptance Time, contingent upon the Effective Time.

Table of Equity Related Payments

        The following table sets forth the approximate amount of the payments that each of Jamba's directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and Jamba Compensatory Awards held as of August 1, 2018.

        The estimated cash values in the table below are based on the Offer Price of $13.00 per share and do not reflect applicable tax withholdings. The table assumes that the number of outstanding Jamba Compensatory Awards for each Jamba executive officer and director at the Effective Time will equal the number of Jamba Compensatory Awards that were outstanding as of August 1, 2018, the latest practicable date to determine such amounts before the filing of this Schedule 14-D9 (these numbers do not forecast any future grants or exercises that may occur between August 1, 2018 and the Effective Time). The numbers in the table below do not include: (i) Options with an exercise price equal to or greater than $13.00 per Share, which will be cancelled at the Effective Time without payment, or (ii) PRSUs, as no PRSUs are expected to vest as of the Effective Time because the performance goals will not be achieved in connection with the Transactions. As of August 1, 2018, there were no Shares subject to outstanding purchase rights under the ESPP.

Name	Number of Shares(1)		Value of Shares(2) ($)	Shares subject to Options(3)(*)	Value of Shares subject to Options(4) ($)	Shares subject to RSUs, other than PRSUs(5)(*)	Value of Shares subject to RSUs, other than PRSUs(6) ($)
David A. Pace	39,011		507,143	200,000	97,500	0	0
Marie L. Perry	2,000		26,000	75,000	101,250	4,000	52,000
Claudia Schaefer	0		0	35,000	115,150	10,000	130,000
Joe Thornton	0		0	15,000	56,250	5,000	65,000
Lorna C. Donatone	19,710		324,064	0	0	10,436	67,834
Michael A. Depatie	34,073		442,949	7,500	9,875	5,218	67,834
Richard L. Federico	22,795		413,504	14,000	35,525	18,026	117,169
Andrew R. Heyer	33,697		505,895	0	0	10,436	67,834
James C. Pappas	420,036	(7)	5,528,302	0	0	10,436	67,834
Glenn W. Welling	2,846,905	(8)	37,077,599	0	0	10,436	67,834

(1)
This column includes the number of shares of Jamba common stock beneficially owned (excluding shares underlying Jamba Compensatory Awards) as of August 1, 2018.

(2)
The consideration payable for each share of Jamba common stock is the Offer Price.

(3)
This column includes the number of shares of Jamba common stock subject to outstanding and unexercised Options as of August 1, 2018.

(4)
The consideration for each Option is the excess, if any, of the Offer Price over the applicable exercise price per Share.

(5)
This column includes the number of shares of Jamba common stock subject to outstanding RSUs, other than RSUs subject to performance based vesting, as of August 1, 2018.

(6)
The consideration payable for each RSU is equal to the Offer Price.

(7)
Represents 407,133 shares owned by JCP Investment Partnership, LP (with its affiliates, "JCP Partnership") and 18,121 shares held by Mr. Pappas directly. Mr. Pappas, solely by virtue of his position as the managing member of JCP Investment Management, LLC, the investment manager of JCP Partnership, and as the sole member of JCP Investment Holdings, LLC, the general partner of JCP Investment Partners, LP, which serves as the general partner of JCP Partnership, may be deemed to beneficially own the shares owned directly by JCP Partnership. Mr. Pappas expressly disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

(8)
Represents 2,603,020 shares owned by Engaged Capital Flagship Master Fund, LP, 230,982 shares held by Managed Account of Engaged Capital, LLC and 18,121 shares held by Mr. Welling directly, based on a Form 4 filed June 28, 2018 jointly by Engaged Capital Flagship Master Fund, LP, Engaged Capital Flagship Fund, LP, Engaged Capital Flagship Fund, Ltd., Engaged Capital, LLC, Engaged Capital Holdings, LLC and Glenn W. Welling Engaged Capital, LLC (together, "Engaged")

*
Awards include all outstanding and unexercised or unsettled awards as of August 1, 2018. All unvested awards, subject to certain exceptions for outstanding RSUs subject to performance-based vesting, will immediately and fully vest at the Effective Time in accordance with the terms of the Merger Agreement.

Agreements or Arrangements with Executive Officers of Jamba

Post-Employment Compensation and Change in Control Payments and Benefits

        In January of 2016, Jamba entered into the Employment Agreement with David Pace which sets forth the terms and conditions of his employment with Jamba. Pursuant to the Employment Agreement entered into with David Pace, CEO, upon Mr. Pace's termination without cause or resignation for good reason, in each case prior to March 14, 2019, then, subject to Mr. Pace complying with certain conditions, including the execution of a release of claims, Mr. Pace will receive a severance package.

        Pursuant to Mr. Pace's Employment Agreement, in the event that Mr. Pace is terminated without cause or resigns for good reason either before or more than eighteen (18) months after a change of control, Mr. Pace will be entitled to receive certain compensation and benefits from Jamba, including the following:

  •
  a severance payment equal to of one-year's salary, as in effect at the time of termination;

  •
  Mr. Pace's pro rata base salary as of the date of termination; and

  •
  continuation of health coverage for twelve (12) months.

        Pursuant to Mr. Pace's Employment Agreement, in the event that Mr. Pace is terminated without cause or resigns for good reason within the eighteen (18) month period following a change of control, Mr. Pace will be entitled to receive certain compensation and benefits from Jamba, including the following:

  •
  a severance payment equal to eighteen (18) of months of Mr. Pace's base salary, as in effect on the date of termination;

  •
  a payment equal to the greater of his (i) target bonus then in effect or (ii) the average of the target bonus amounts earned by Mr. Pace in the two (2) prior annual periods;

  •
  accelerated vesting in full of all outstanding time-based equity awards; and

  •
  continuation of health coverage for twelve (12) months.

        The consummation of the Transactions will constitute a change of control under Mr. Pace's Employment Agreement.

        In 2013 Jamba adopted the Severance Plan for the benefit of Jamba employees holding the title of Executive Vice President, Senior Vice President and for certain other key employees of Jamba who may be designated by the Compensation and Executive Development Committee of the Jamba Board (the "Compensation Committee") from time to time as eligible to participate in the Severance Plan (each a "Participant," and collectively, the "Participants"). The Severance Plan was amended and restated effective July 2017. The Compensation Committee decided to adopt the Severance Plan to provide Participants with specified compensation and benefits in the event of a termination of employment under circumstances specified therein. Joe Thornton, Marie Perry, Claudia Schaefer and Jyoti Lynch have entered into a Severance Plan participation agreement which supersedes all prior arrangements and understandings regarding the subject matter of the Severance Plan (including, but not limited to any severance provisions under any employment agreement entered into prior to the effective date of the Severance Plan and/or the date of the participation agreement), and shall be the exclusive agreement for the determination of any payments and benefits due to such employee.

        Pursuant to the Severance Plan, in the event that a Participant is terminated without cause or resigns for good reason either before or more than 18 months after a change of control, such participant will be entitled to receive certain compensation and benefits from Jamba, including the following:

  •
  a severance payment equal to 125% if the Participant entered into an initial participation agreement before July 1, 2017 and was an Executive Vice President or 100% of such Participant's annual base salary rate in effect as of the date of termination if the Participant was not an Executive Vice President at the time of entering into an initial participation agreement before July 1, 2017 or if Participant entered into an initial participation agreement on or after July 1, 2017;

  •
  all incentive bonuses earned by participant during the period immediately preceding the performance period in which the Participant's employment terminates;

  •
  if the Participant entered into an initial participation agreement before July 1, 2017, the Participant's pro rata bonus amount as of the date of termination for incentive bonuses earned during the current performance period (if the if Participant entered into an initial participation agreement on or after July 1, 2017, there no incentive bonus for the current performance period); and

  •
  continuation of health coverage for twelve (12) months.

        Pursuant to the Severance Plan, in the event that the Participant is terminated without cause or resigns for good reason within 18 months following a change in control (as such term is defined in the Severance Plan), such Participant will be entitled to receive certain compensation and benefits from Jamba, including the following:

  •
  a severance payment equal to 125% (Executive Vice Presidents upon entry into an initial participation agreement before July 1, 2017) or 100% (in the case of a Participant who was not an Executive Vice President upon entry into an initial participation agreement before July 1, 2017) of such Participant's annual base salary rate in effect as of the date of termination;

  •
  all incentive bonuses earned by Participant during the period immediately preceding the performance period in which the Participant's employment terminates;

  •
  a bonus payment equal to 100% of the Participant's target bonus for the performance period;

  •
  continuation of health coverage for twelve (12) months; and

  •
  100% accelerated vesting of all unvested equity awards granted on or after July 25, 2013.

        Other than as set forth in the Severance Plan, all payments under the Severance Plan are designed to be paid in accordance with Jamba's standard procedures, including applicable tax withholding, and are subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended. Among other conditions, the Participant must sign and not revoke a general release of all claims against Jamba as a condition to receiving any of the benefits prescribed by the Severance Plan.

        On April 4, 2018, the Compensation Committee established the Cash Bonus Plan providing cash incentive awards (the "Awards") to certain key executives payable under the schedule set forth in the chart below based upon the Jamba common stock price attained as of a performance measurement date. The performance measurement date is the earlier of June 30, 2019 or the occurrence of a change of control. Payment at "target" would occur if Jamba common stock price reached $15.00 as of the performance measurement date, with linear interpolation determining the payment for stock prices attained between the threshold and maximum stock price levels set forth below.

Price	Payout as % of Target	CEO	CFO	SVPs	VPs
$9.00	0%	$0	$0	$0	$0
$15.00	100%	$1,500,000	$600,000	$360,000	$240,000
$19.49	175%	$2,625,000	$1,050,000	$630,000	$420,000
$24.00	250%	n/a	n/a	n/a	$600,000

        The Awards for the Chief Executive Officer, Chief Financial Officer and Senior Vice Presidents were designed to supplement previously granted PRSUs having stock price thresholds of $19.50, $24.00 and $28.50 and to restore a continuing equity incentive in consideration of Jamba's current share trading price. The Cash Bonus Plan provides that for Senior Vice Presidents and above, the Awards would be cancelled if previously granted PRSUs having a share price threshold of $19.50 are earned during their performance period, If the PRSUs having a $19.50 share price threshold are not earned, then no additional payment would be earned by those participants under the Cash Bonus Plan for a share price milestone achievement of more than $19.49 per share. Awards were also granted to certain Vice Presidents.

        Under the Cash Bonus Plan, stock price attained is determined by the 20-day average closing prices ending immediately before the performance measurement date or, if the performance measurement date is the occurrence of a change of control, the fair market value of the consideration payable to a stockholder in the transaction. Accordingly, the $13.00 Offer Price will result in a payment under the Cash Bonus Plan equal to approximately 66.7% of target.

Agreements or Arrangements with Directors of Jamba

        As of August 1, 2018, all outside directors held Options, RSUs, or both, which were granted under the Stock Plans. The 2006 Plan provides that, in the event of a Corporate Transaction (as defined in the 2006 Plan), the Jamba Board or the board of directors of Parent shall either (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to the Options either the consideration payable with respect to the Shares in connection with the Corporate Transaction or securities of Parent, (ii) provide that all Options must be exercised or will otherwise will be terminated, or (iii) terminate all Options in exchange for a cash payment equal to the fair market value of the Shares subject to such Options over the applicable exercise price. As to any grants of restricted stock, the Jamba Board or the board of directors of Parent shall either (i) make appropriate provision for the continuation of such restricted stock grants by substituting on an equitable basis for the Shares then subject to the restricted stock grants either the consideration payable with respect to the outstanding Shares in connection with the Corporate Transaction or securities of Parent, or (ii) terminate all restricted stock grants in exchange for a cash payment equal to the excess of the fair market value of the Shares subject to the restricted stock grants over the purchase price thereof. The consummation of the Transactions will constitute a "Corporate Transaction" under the 2006 Plan.

        The 2013 Plan provides that, in the event of a Change in Control (as defined in the 2013 Plan), if the surviving, continuing, successor or purchasing business entity (or parent thereof), as the case may be, does not assume Jamba's rights and obligations under each or any award subject to the 2013 Plan, or otherwise substitute such awards with a substantially equivalent award with respect to such entity's stock, the outstanding awards, other than those whose vesting based on the attainment of specified performance goals, shall accelerate and become fully vested effective immediately prior to, but contingent upon, the consummation of the Change in Control. The consummation of the Transactions will constitute a "Change in Control" under the 2013 Plan.

Effect of Merger Agreement on Employment and Employee Benefits

        The Merger Agreement provides that Parent agrees to honor in accordance with their terms all Jamba employee benefit plans listed in the disclosure schedule delivered in connection with the Merger Agreement or filed as exhibits to certain of the SEC filings of Jamba and all accrued benefits vested thereunder; it being understood and agreed that nothing in this paragraph shall prevent Parent from amending or terminating any Jamba employee benefit plan or other agreement in accordance with its terms and applicable law or regulation.

        The Merger Agreement further provides that, as of the Closing, the Surviving Corporation or one of the subsidiaries of Jamba shall continue to employ the employees of Jamba and its subsidiary as of the Effective Time. For a period of one year following the Effective Time, Parent agrees to provide, or cause to be provided, to those employees of Jamba and its subsidiaries who are employed by them as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period, the base salary (or base wages, as the case may be) no less favorable than the base salary (or base wages, as applicable) provided by Jamba and its subsidiaries to such employees immediately prior to the Effective Time; provided that Parent shall be under no obligation to retain any employee or group of employees of Jamba or its subsidiaries other than as required by applicable law or regulation.

        The Merger Agreement provides that, for purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Parent and its subsidiaries (including, after the Closing, the Surviving Corporation), Parent shall, or shall cause its subsidiaries to, use commercially reasonable efforts to cause each such plan, program or arrangement to treat the prior service with Jamba and its affiliates of each person who is an employee or former employee of Jamba or its subsidiaries immediately prior to the Closing (a "Company Employee") (to the same extent such service is recognized under analogous plans, programs or arrangements of Jamba or its affiliates prior to the Closing) as service rendered to Parent or its subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual); provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of such benefit. Parent shall, or shall cause its subsidiaries to use commercially reasonable efforts to, give Company Employees credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other plan for which deductibles or co-payments are required. Parent shall also use commercially reasonable efforts to cause each employee benefit plan maintained by or contributed to by Parent and its subsidiaries (including, after the Closing, the Surviving Corporation) in which Company Employees participate, to waive any preexisting condition that was waived under the terms of any employee benefit plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee on or after the Closing. Parent shall recognize any accrued but unused vacation, sick leave, and sabbatical time of the Company Employees as of the date upon which Closing occurs (the "Closing Date"), in accordance with the terms of such policies of Jamba and its affiliates and Parent shall cause Jamba and its subsidiaries to provide such vacation, sick leave, and sabbatical time in accordance with the terms of such Jamba policies but in no event will Parent be obligated to extend or enlarge the benefits available under such policies of Jamba and its affiliates.

        If requested by Parent in writing within thirty (30) business days prior to the Effective Time, effective as of, and contingent upon, the Closing Date, Jamba shall adopt such resolutions or amendments to terminate the Jamba 401(k) plan. Jamba shall provide Parent with a copy of the resolutions or plan amendments (the form and substance of which shall be subject to review and approval by Parent) evidencing that the Jamba 401(k) plan has been terminated.

Indemnification and Insurance

        Jamba has entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys' fees, judgments, penalties, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, subject to standard exceptions and as limited by law. Further, Parent shall cause the Surviving Corporation to maintain Jamba's officers' and directors' liability insurance policy for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section captioned "—Arrangements with Current Executive Officers and Directors of Jamba—Effect of the Merger on Director and Officer Indemnification and Insurance."

Golden Parachute Compensation

Background

        In this Schedule 14D-9, Jamba is required to disclose any agreement or understanding, whether written or unwritten, between Jamba's named executive officers (Mr. Pace, Ms. Perry, Mr. Thornton, and Ms. Schaefer) and Jamba or Parent concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The compensation payable, or that may become payable, to Jamba's named executive officers in connection with the Transactions is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. Jamba has entered into an Employment Agreement with Mr. Pace, adopted the Severance Plan under which Ms. Schaefer, Mr. Thornton, and Ms. Perry are participants, and adopted the Cash Bonus Plan under which Ms. Schaefer, Mr. Thornton, Ms. Perry, and Mr. Pace are participants, each of which provides for change in control benefits to the named executive officers. The terms and conditions of these agreements are described under the caption entitled "—Arrangements with Current Executive Officers and Directors of Jamba" and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

        The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of Jamba that is based upon or otherwise related to the Transactions.

        For purposes of calculating the potential payments set forth in the table below, Jamba has assumed: (1) that each named executive officer is terminated either by Jamba without cause or by the named executive officer for good reason within eighteen (18) months following the change in control triggered by the Transactions, triggering severance payments and benefits; (2) no named executive officer receives any additional equity grants or exercises any Options on or prior to the Effective Time; (3) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; and (4) that each named executive officer's equity awards held on August 1, 2018 will equal the number of equity awards held by such named executive officer on the Effective Time. For additional details regarding the terms of the payments quantified below, see the section captioned "—Arrangements with Current Executive Officers and Directors of Jamba".

        The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual's termination of employment can only be determined at the actual time of such termination. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)(1)(2)		Equity ($)(3)	Perquisites/ Benefits ($)(4)	Tax Reimbursements ($)	Other ($)	Total ($)
David A. Pace, Chief Executive Officer	2,500,000	(5)	32,500	24,000	0	0	2,556,500
Marie Perry, Executive Vice President, Chief Financial & Administrative Officer	1,029,000	(6)	59,750	24,000	0	0	1,112,750
Joe Thornton, Senior Vice President, Chief Operations Officer	690,000	(7)	102,500	24,000	0	0	816,500
Claudia Schaefer, Vice President and Chief Marketing Officer	690,000	(7)	245,150	24,000	0	0	959,150

(1)
Calculated based on the assumption that such termination occurred on July 30, 2018.

(2)
Includes base salary severance, payments under the Severance Plan, and bonuses under the Cash Bonus Plan.

(3)
The amount shown includes the value of, as of August 1, 2018, (a) all outstanding and unvested RSUs held by the named officer calculated based on an assumed price per share of Jamba common stock of $13.00 (the fixed dollar amount of the per share Merger Consideration), and (b) all outstanding, unexercised, and unvested Options, calculated based on the positive difference, if any, between $13.00 (the fixed dollar amount of the per share Merger Consideration) and the applicable exercise price. Such Options and RSUs will immediately and fully vest at the Effective Time in accordance with the terms of the Merger Agreement.

(4)
Assumes a termination date of July 30, 2018 and maximum payment of COBRA premiums for the entire severance period covered by the applicable agreement.

(5)
Includes eighteen (18) months of annual base salary and 100% of incentive bonuses.

(6)
Includes 125% of annual base salary for Executive Vice President and 100% of incentive bonuses.

(7)
Includes 100% of annual base salary for Senior Vice President and 100% of incentive bonuses.

        Each of Arnaud Joliff and Rachel Phillips-Luther, who were named executive officers of Jamba as of the last day of the most recent fiscal year, January 2, 2018, no longer have an employment relationship with Jamba, and will not receive compensation based upon or otherwise related to the Transactions. Ms. Phillips-Luther departed as Senior Vice President, Chief Marketing Officer in November 2017 and Mr. Arnaud Joliff departed as Senior Vice President, Chief Systems Officer, General Manager, International in January 2018.

        Jamba does not provide any deferred compensation arrangements or pension plans. Further, Jamba does not provide executive-level perquisites or benefits (including supplemental retirement plans).

Effect of the Merger on Director and Officer Indemnification and Insurance

        The Merger Agreement provides that Parent and Merger Sub agree that all rights to indemnification by Jamba now existing in favor of each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, as to Jamba or any of its subsidiaries, an officer, director, employee or each person who acts as a fiduciary under any employee benefit plans of Jamba or any of its subsidiaries as provided in Jamba's certificate of incorporation or bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any other agreements in in effect on the date of the Merger Agreement, copies of which have been provided to Parent, including provisions relating to the advancement of expenses incurred in the defense of any action or suit, shall survive the Merger and shall remain in full force and effect. From and after the Effective Time, the Surviving Corporation shall be liable to pay and perform in a timely manner such indemnification obligations.

        Pursuant to the terms of the Merger Agreement, for six years after the Effective Time, to the full extent permitted under applicable law and regulation, the Surviving Corporation shall indemnify, defend and hold harmless each officer or director of Jamba or any of its subsidiaries, or any employee of Jamba or any of its subsidiaries who acts as a fiduciary under any of the Jamba employee benefit plans, against all losses, claims, damages, liabilities, fees, expenses, judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in respect of the Merger Agreement), and shall reimburse such parties for any legal or other expenses reasonably incurred in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred.

        The Merger Agreement further provides that Parent shall cause the Surviving Corporation to maintain Jamba's officers' and directors' liability insurance policies, in effect on the date of the Merger Agreement (the "D&O Insurance"), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers from an insurance carrier with the same or better credit rating as Jamba's current insurance carrier, (ii) such substitution shall not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time, (iii) that in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by Jamba for such insurance (the "Maximum Amount") to maintain or procure insurance coverage pursuant to the Merger Agreement; provided, that, Jamba may prior to the Effective Time substitute for existing D&O Insurance a single premium tail coverage with an annual cost not in excess of the Maximum Amount; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year "tail" policy on terms and conditions no less advantageous than the D&O Insurance, and such "tail" policy shall satisfy the provisions of the Merger Agreement.

Section 16 Matters

        As required by the Merger Agreement, the Jamba Board (or an appropriate committee thereof) has adopted a resolution in connection with the closing of the Merger so that the disposition and cancellation or deemed disposition and cancellation of Jamba common stock, Options and common stock acquired on the vesting of Jamba RSUs pursuant to the Merger Agreement by any officer or director of Jamba who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act.

Item 4.    The Solicitation or Recommendation

Recommendation of the Jamba Board

        After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Jamba's management and its legal and financial advisors, on August 1, 2018, the

Jamba Board unanimously adopted resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other Transactions, are fair to and in the best interests of Jamba and its stockholders, (ii) electing that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL, (iii) adopting and approving the Merger Agreement, declaring it advisable and approving the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iv) approving the execution, delivery and performance by Jamba of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (v) recommending that the holders of Jamba common stock accept the Offer and tender their shares pursuant to the Offer, and (vi) causing the Merger, the Merger Agreement, the Support Agreements, Transactions and the transactions contemplated by the Support Agreements not to be subject to any state takeover law or similar law that might otherwise apply to the Merger or any of the Transactions, in each case, on the terms and subject to the conditions of the Merger Agreement.

        For the reasons described below, the Jamba Board unanimously recommends that Jamba's stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

        In reaching the conclusions and in making the recommendation described above, the Jamba Board took into account a number of reasons, described under the caption "Item 4. The Solicitation or Recommendation—Background of the Merger; Reasons for the Recommendation of the Jamba Board."

        A copy of the press release issued by Jamba and Parent, dated August 2, 2018, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

Background of the Merger; Reasons for the Recommendation of the Jamba Board

Background of the Merger

        The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the members of the Jamba Board, members of Jamba's senior management or Jamba's representatives and other parties.

        As part of its ongoing evaluation of Jamba's business, the Jamba Board, together with Jamba's senior management, regularly reviews and evaluates Jamba's business, including its operations, strategy and prospects as an independent company, each with a view toward enhancing stockholder value. Over the years the Jamba Board and Jamba's senior management regularly communicated with and considered input from Jamba's stockholders as part of its strategic reviews, and has pursued various opportunities for value creation proposed by Jamba stockholders, including the acceleration of Jamba's transition to an "asset-light" model where Jamba refranchised a significant portion of Jamba's owned locations. In addition, the Jamba Board welcomed various representatives of Jamba's significant stockholders to participate as members of the Jamba Board or as a Jamba Board observer, with representatives of Engaged Capital, LLC, which we refer to herein as Engaged, and JCP Investment Partnership LP joining the Jamba Board in January 2015 and a representative of Indus Capital Partners, which we refer to herein, with its affiliates, as Indus, serving as a Jamba Board observer between May 2017 through May 2018. As part of its strategic reviews, the Jamba Board has, from time to time, considered various additional strategic opportunities available to Jamba, including the possible sale or combination of Jamba to or with another company or acquisitions of other businesses or companies by Jamba. In connection with Jamba's strategic reviews, members of Jamba's senior management have met from time to time with various third parties who expressed a potential interest in engaging in strategic transactions with Jamba, but none of these meetings has previously resulted in continued discussions regarding any such transaction.

        In mid-2016, a representative of Party A contacted Jamba regarding a potential partnership or other strategic transaction. Party A and Jamba engaged in a number of preliminary discussions exploring a partnership or other strategic transaction through the course of the following year, but the discussions continued to remain preliminary in nature. In mid-2017, these preliminary discussions began to develop towards a desire to explore such a strategic transaction further, including the sharing of confidential information with each other. Jamba entered into a non-disclosure agreement with Party A dated July 7, 2017. During this time, Jamba retained North Point Advisors LLC, which we refer to herein as North Point, as its financial advisor on a limited engagement focused on a potential transaction with Party A. Party A and Jamba each opened an electronic data room, provided the other party with access to confidential information and held initial confidential discussions. However, such discussions with Party A did not progress towards any specific offer by either Party A or Jamba.

        From time to time over the years a representative of Parent had expressed to a member of the Jamba Board an interest in a potential partnership or other strategic opportunity with Jamba. In December 2017, in light of such historical interest and the Jamba Board's upcoming regular quarterly board meeting scheduled for March 7, 2018 at which the Jamba Board planned to discuss a strategic review, including a potential broader strategic sale process, after consultation with other members of the Jamba Board, the Jamba Board member suggested to the representative of Parent an introduction of representatives of Parent to Jamba for a preliminary discussion of potential partnership or other strategic opportunities.

        On January 5, 2018, a representative of Parent contacted the Jamba Board member to schedule a telephonic meeting to discuss such an introduction.

        On January 9, 2018, representatives of Parent held a telephonic meeting to discuss the matter with the Jamba Board member, who thereafter provided an introduction of the representatives of Parent to Jamba's chief executive officer.

        On January 11, 2018, a representative of Parent contacted a representative of Jamba to schedule a meeting to discuss potential partnership or other strategic opportunities.

        On January 16, 2018, representatives of Parent and members of senior management of Jamba met for a dinner where they discussed potential partnership or other strategic opportunities.

        On February 6, 2018, members of Jamba's senior management met with Parent to continue a preliminary dialogue regarding potential partnership or other strategic opportunities. At such meeting Parent indicated an interest in pursuing an acquisition of Jamba.

        On March 7, 2018, the Jamba Board held a regularly scheduled meeting attended by certain members of management, representatives of Jamba's legal advisor, DLA Piper LLP (US), which we refer to herein as DLA, and North Point, which the Jamba Board was contemplating engaging in an expanded engagement in relation to a potential broader strategic sale process. Representatives of North Point reviewed materials relating to a strategic review with the Jamba Board and management and discussed with the Jamba Board and management the initial inquiry by Parent as well as the most recent point of contact with Party A. The Jamba Board discussed Jamba's current situation, including its share price performance, its pivot to an asset light model and difficulty in being a stand-alone public company and alternatives to continuing in its current state, including merging with a competitor, creating a portfolio company or becoming part of another company's portfolio. The Jamba Board then discussed various matters relating to the possibilities of various strategic alternatives, including expected share price performance and expected share price returns of each scenario under various assumptions. The Jamba Board reviewed whether Jamba should formally initiate a strategic alternative process and various considerations in connection therewith, including Jamba's current and anticipated operations, the various alternative strategies that could be pursued and the overall risks associated with Jamba's operations. DLA advised the Jamba Board regarding its fiduciary duties relating to a strategic alternative process. The Jamba Board discussed whether to proceed with a strategic alternative process at the time, considering the timing of such a process, the need for current financial statements to be provided to participants in such a process, the existing delinquency in its Form 10-Q filings for fiscal 2017 with the U.S. Securities and Exchange Commission and the anticipated completion of such filings later in the month and subsequent completion of its Form 10-K for fiscal 2017. The Jamba Board carefully considered the potential advantages and disadvantages of conducting a strategic alternative process pursuant to which Jamba would contact and seek to discuss a potential transaction with third parties as a means by which to maximize stockholder value. After further discussion, the Jamba Board authorized representatives of North Point to proceed to prepare materials for prospective bidders in the event Jamba were to move forward with a strategic alternative process, but determined that Jamba should not initiate such a process at the current time for a variety of reasons but would revisit the matter over the upcoming weeks after Jamba had filed the delinquent 2017 Form 10-Qs. At this same meeting, the Jamba Board instructed Jamba management to proceed with the negotiation of the engagement of North Point in light of a potential strategic alternative process.

        Jamba filed its Form 10-Q for the first, second and third fiscal quarters of 2017 on March 15, 2018.

        On March 26, 2018, the Jamba Board held a special telephonic meeting attended by certain members of management, and representatives of DLA and North Point. Management provided comments regarding the status of Jamba's business and growth and the overall market and the timing of the strategic process previously discussed, noting North Point's view on the current state of the M&A market and that Jamba had filed its Form 10-K for fiscal 2016 as well as Form 10-Qs for fiscal 2017, with the Form 10-K for fiscal 2017 in progress and expected to be filed soon. The Jamba Board discussed the current status of Jamba's business and the timing of moving forward with a strategic alternative process and the advantages, risks and other considerations of proceeding at the current time. DLA advised the Jamba Board regarding its fiduciary duties relating to a strategic alternative process. Following the Jamba Board's review of the foregoing considerations, the Jamba Board decided that it was in the stockholders' best interests to undertake a strategic alternative process to determine whether there might be third parties having an interest in acquiring Jamba at a valuation and on other terms that, in the aggregate, would deliver more value to the stockholders than continuing to operate Jamba on a standalone basis. The Jamba Board further determined that it was advisable to engage North Point to assist the Jamba Board in its evaluation of strategic alternatives available to Jamba and authorized management to execute an engagement letter with North Point in connection with such process. The Jamba Board determined to engage North Point as Jamba's financial advisor based on North Point's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the quick service restaurants (QSR) industry, and its knowledge and understanding of Jamba's business and affairs.

        At the same meeting, after consideration of independence matters and consideration of the number of Jamba Board members serving, the Jamba Board established, for purposes of efficiency, a special committee, consisting of Jamba Board members Michael Depatie, Andrew R. Heyer and Glenn W. Welling, which we refer to herein as the Special Committee, to assist and provide management with guidance and direction with respect to Jamba's strategic alternative process and related matters, with any formal approvals relating to such matters to be subsequently presented for approval to the Jamba Board. The Special Committee held a number of meetings to facilitate continued guidance and input to management, North Point and DLA from the Jamba Board between board meetings.

        On March 30, 2018, Jamba executed the engagement letter with North Point, which had been previously approved at the March 26, 2018 meeting of the Jamba Board.

        On March 30, 2018, Jamba entered into a mutual non-disclosure agreement with Parent.

        On April 2, 2018, Parent submitted an initial due diligence request to Jamba, to which North Point and Jamba provided responses on April 10 and 23, 2018.

        Between April and July 2018, representatives of Jamba's management and North Point held numerous calls with representatives of Parent and Parent's advisors to review various due diligence inquiries.

        In April 2018, at the direction of the Jamba Board, North Point contacted 190 parties, comprised of 24 strategic buyers, including Parent, Party A and Party B, and 166 financial buyers. Of the parties contacted, 87 entered into a mutual non-disclosure agreement with Jamba and were invited to review a confidential information memorandum concerning Jamba in anticipation of their potential participation in a strategic alternative process.

        Each non-disclosure agreement contained a standstill provision that prohibited the prospective bidder from, unless specifically invited in writing by Jamba, seeking to effect or participate in a merger or other business combination with Jamba or acquiring any Jamba securities, and prohibited any requests for a waiver of the standstill provision. Under the terms of each non-disclosure agreement, the standstill provision terminated automatically upon the public announcement of the execution of a merger agreement by Jamba with a third party, such that no counterparty to any such non-disclosure agreement would be restricted by the terms of such non-disclosure agreement from pursuing any merger or business combination with Jamba following any such public announcement.

        During the months of April and May 2018, Jamba held initial meetings and calls with 21 of the 87 parties that executed non-disclosure agreements, including Parent and Party A.

        On April 30, 2018, representatives of North Point and Jamba had a telephone call with representatives of Parent to address due diligence questions concerning various financial and other inquires.

        On the same date, a representative of North Point had a telephone call with a representative of Party A and discussed Party A's participation in the strategic alternative process.

        On May 1, 2018, the Special Committee held a telephonic meeting to discuss the strategic alternative process. Members of Jamba's management and representatives of North Point and DLA were in attendance. North Point provided the Special Committee with an update regarding the strategic alternative process, describing the parties contacted, next steps and anticipated timeline involved.

        On May 3, 2018, North Point delivered to Party A a copy of the confidential information memorandum concerning Jamba.

        On May 11, 2018, Jamba completed the filing of its Form 10-K for fiscal 2017.

        On May 14, 2018, representatives of Parent attended a presentation by members of Jamba's management team regarding Jamba's finances, strategy and operations.

        On May 14 and 15, 2018, representatives of North Point, at the direction of the Special Committee, delivered an initial bid instruction letter on behalf of Jamba to 78 of the prospective bidders which had expressed continued interest in exploring a potential transaction with Jamba, including Parent and Party A, setting forth the timing and procedures for submitting preliminary non-binding indications of interest to acquire Jamba. The letter requested that preliminary offers be submitted by May 24, 2018, and address, among other things, price, transaction structure, financing sources, required approvals and timing.

        On May 18, 2018, the Special Committee held a telephonic meeting to discuss the status of the strategic alternative process. Members of Jamba's management and representatives of North Point and DLA participated in the meeting. At the meeting, North Point provided an update to the Special Committee regarding the strategic alternative process, describing initial feedback received to date and meetings conducted. North Point also described the next steps and anticipated timeline involved.

        On May 22, 2018, the Jamba Board held a regularly scheduled meeting during which, among other things, it discussed the strategic alternative process. Members of Jamba's management and representatives of North Point and DLA participated in the meeting. The Jamba Board discussed how best to enhance stockholder value through the next phase of the strategic alternative process. Representatives of DLA reviewed with the Jamba Board its fiduciary duties in considering a merger of Jamba with a third party and various process matters.

        On May 23, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss Parent's financial due diligence questions.

        On or about May 24, 2018, the deadline for submitting preliminary non-binding indications of interest, 15 parties, including Parent and Party A, delivered indications of interest, ranging from $9.34 to $13.62 per share. Parent's preliminary non-binding indication of interest reflected a proposed valuation of $11.00 to $12.50 per share, and Party A's non-binding indication of interest reflected a proposed valuation of $12.21 to $13.62 per share. Each of these indications of interest, including those of Parent and Party A, were subject to satisfactory completion of due diligence, among other conditions, and provided for an all-cash transaction.

        On May 29, 2018, the Jamba Board held a special telephonic meeting, during which, among other things, it reviewed and discussed the initial indications of interest received to date. Members of Jamba management, and representatives of North Point and DLA participated in the meeting. Representatives of North Point provided to the Jamba Board and management a summary of the initial indications of interest received. The Jamba Board reviewed and discussed the initial non-binding indication of interests submitted to date, the anticipated timeline, and the status of the electronic data room being assembled. At the meeting, the Jamba Board instructed North Point to continue to engage with eleven of the parties that submitted an initial indication of interest based upon the highest top end of the ranges of bids submitted and instructed North Point to try to continue to maximize shareholder value by obtaining the maximum offer price possible from each party.

        On May 31, 2018, members of Jamba's management and representatives of DLA and North Point held a call with Parent and its legal advisors to respond to legal due diligence questions. On the same day, representatives of Parent attended a separate due diligence call with members of Jamba's management team to discuss accounting and tax due diligence questions.

        On the same date, a representative of North Point had a call with a representative of Party A to discuss next steps in the strategic alternative process, logistics regarding due diligence matters and the scheduling of Party A's attendance at a meeting with Jamba's management.

        On June 5, 2018, Jamba entered into a mutual non-disclosure agreement with Party B, and North Point electronically delivered to Party B a copy of the confidential information memorandum concerning Jamba. On June 5, 2018, Jamba provided certain requested financial and business due diligence information to Parent through an electronic data site.

        On June 13, 2018, the Special Committee held a telephonic meeting during which North Point provided a summary regarding the strategic alternative process, including a summary of proposals received to date and timeline.

        During June 2018, North Point contacted the 15 parties who had delivered preliminary non-binding indications of interest, including Parent and Party A. Nine parties, including Parent and Party A, elected to attend meetings with Jamba's management. On June 14, 2018, these nine parties were provided access to an electronic data room that contained certain financial and business due diligence information, including the information previously provided to Parent.

        On June 14, 2018, representatives of Parent attended a meeting with Jamba's management team and representatives of North Point.

        On June 19, 2018, representatives of Parent attended calls with members of Jamba's management team and representatives of North Point to discuss IT and insurance due diligence questions.

        On June 20, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss employment benefits due diligence questions.

        On June 21, 2018, representatives of Jamba's management, DLA and North Point held a call with representatives of Party A and its legal advisors to discuss certain legal due diligence matters.

        On June 26, 2018, North Point delivered a letter to each of the nine remaining bidders, including Parent and Party A, inviting each to submit a revised proposal for the acquisition of Jamba by July 13, 2018.

        On June 27, 2018, at the request of Jamba, North Point uploaded a draft merger agreement to the electronic data room and made available to each of the bidders. The draft merger agreement provided for a termination fee of 2.5% of the equity value of the transaction.

        On July 2, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss various legal due diligence matters relating to gift card and employment matters.

        On July 3, 2018, representatives of Party A attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss financial due diligence matters.

        On July 3, 2018, North Point provided eight of the nine remaining bidders with access to an additional electronic data site with supplementary due diligence information relating to the business of Jamba. North Point indicated to Party A that it would not be given access to such supplementary due diligence at this time due to the competitively sensitive nature of such materials, but would be provided such information after Party A demonstrated more advanced engagement in the process with the identification of its equity sponsor that would provide equity capital to finance the acquisition.

        On July 6, 2018, the Special Committee held a telephonic meeting attended by members of Jamba management and representatives of North Point and DLA at which North Point provided an update to the Special Committee regarding the strategic process being undertaken, including a summary of proposals received, due diligence status and engagement level of each of the nine active parties in the process, and matters relating to the strategic alternative process timeline.

        On July 9, 2018, representatives of Parent met with representatives of Jamba and representatives of North Point to review and discuss accounting due diligence matters.

        On July 10 and July 13, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss various legal due diligence matters relating to franchising matters and Jamba's franchising program.

        Also on July 13, 2018, Parent refined its initial proposal to acquire Jamba to reflect a proposed valuation of $12.50 per share and provided a term sheet of material comments to the draft merger agreement. The comments indicated an expectation that the termination fee would equal 4.0% of the equity value of the transaction and that Engaged, Jamba's largest stockholder, would deliver a tender and support agreement at the time of signing the merger agreement.

        On or about July 13, 2018, Party A contacted Jamba expressing its continued interest in pursuing an acquisition of Jamba. On July 13, 2018, Party A submitted a revised proposal to acquire Jamba for $12.75 per share. Party A did not provide any comments to the draft merger agreement with its bid.

        In mid-July 2018, a total of six bidders submitted revised proposals, including Parent and Party A. The bids ranged from $11.00 to $12.75. None of the parties, other than Parent, provided comments to the draft merger agreement.

        On July 16, 2018, the Special Committee held a telephonic meeting attended by members of management and representatives of North Point and DLA at which North Point provided an update regarding the strategic alternative process being undertaken, describing the parties contacted and interested, meetings conducted and summary of the initial offers and revised offers received. Next, North Point reviewed in detail the revised offers and recommended to the Special Committee to continue the process to obtain a final round bid to continue to explore whether the participating parties would increase their proposed price. North Point noted that Party A's bid was contingent upon finding an equity sponsor and Party A had not yet done so. After discussion, and after further input from representatives of North Point, the Special Committee determined to continue the bidding period for an additional two-week period in an effort to obtain higher value for stockholders. The Special Committee instructed management and DLA to negotiate legal documentation with Parent in parallel with North Point's efforts to solicit a final round of bids to enable Jamba to move forward quickly if Parent's offer was approved.

        On July 17, 2018, a representative of North Point spoke to a representative of Party A and requested an update on the timing of Party A's identification of an equity partner.

        On July 17, 2018, Party B, which had been in the initial group of 190 parties contacted but had not previously indicated interest in participating in the process, submitted an initial non-binding proposal indicating a purchase price range between $13.00 and $13.25. Party B's proposal indicated that it anticipated a 45-day period to engage tax and legal advisors and conduct its due diligence.

        On July 18, 2018, representatives from North Point and DLA attended a call with representatives of Parent and Paul, Weiss, Rifkind, Wharton & Garrison LLP, legal advisor to Parent, which we refer to herein as Paul, Weiss, to discuss Parent's revisions to the merger agreement.

        On July 19, 2018, a representative of North Point provided Parent a draft of Jamba's disclosure letter to be delivered in connection with the execution of a merger agreement.

        On July 19 and July 20, 2018, representatives of Parent met with representatives of Jamba and representatives of North Point to review and discuss accounting and financial due diligence matters.

        On July 21, 2018, at the request of Jamba, North Point uploaded to the electronic data site and made available to each of the bidders a draft of Jamba's disclosure letter to be delivered in connection with the execution of a merger agreement.

        On July 21, 2018, Paul, Weiss provided written comments to the merger agreement, which reflected the positions set forth in the term sheet previously provided by Parent, and on July 22, 2018, provided a draft of the tender and support agreement referenced in that term sheet.

        On July 22, 2018, DLA contacted representatives of Engaged to provide them with the draft tender and support agreement required by Parent as a condition of the transaction and to solicit Engaged's feedback on whether it would be willing to enter into this agreement and, if so, any comments on the form of agreement.

        On July 23, 2018, representatives of Parent met with representatives of Jamba and representatives of North Point to review and discuss information technology due diligence matters.

        On the same date, representatives of Jamba and DLA attended a call with representatives of Parent and Paul, Weiss to discuss comments to the Jamba's disclosure letter to be delivered in connection with the execution of the merger agreement. Paul, Weiss separately requested that a tender and support agreement be signed by Indus as a condition of the proposed transaction.

        On July 24, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team, representatives of North Point and Jamba's tax advisors to discuss tax due diligence matters.

        On July 24, 2018, DLA contacted representatives of Indus to inform them that Parent would require Indus to execute a tender and support agreement as a condition of the transaction and to solicit Indus's feedback as to whether it would be willing to enter into this agreement and, if so, any comments on the form of agreement provided by Paul, Weiss.

        On July 24, 2018, North Point attended a call with a representative of Party B and discussed Party B's proposal.

        Also on July 24, 2018, the Special Committee held a telephonic meeting attended by representatives of management, North Point and DLA at which North Point provided an update regarding the bidding process including the status of the negotiations with Parent and Party A and provided an update on discussions with Party B. The Special Committee instructed North Point to continue to negotiate with Parent, Party A and Party B to maximize the offer price.

        On July 25, 2018, representatives of North Point had a call with a representative of Party A and discussed status of its participation in the process and the selection of an equity partner.

        On July 25 and July 27, 2018, representatives of Parent attended a due diligence call with members of Jamba's management team and representatives of North Point to discuss financial due diligence matters.

        On July 26, 2018, a representative of DLA sent a revised draft of the merger agreement to Paul, Weiss and later that day attended a call with representatives of Parent and Paul, Weiss to discuss the merger agreement.

        On July 26, 2018, representatives of Party A indicated to North Point that Party A had obtained an equity sponsor to support its bid, and on July 27, 2018 representatives of Party A and North Point held a call to discuss the due diligence to be conducted by Party A's equity sponsor and the timeline anticipated.

        Over the next several days North Point discussed due diligence matters with Party A's equity sponsor.

        On July 27, 2018, Parent indicated to North Point that it had concluded its financial due diligence review, which suggested certain adjustments should be made to its valuation model, but that Parent did not expect to reduce its existing offer price as a result.

        On July 27, 2018, Paul, Weiss sent a revised draft of the merger agreement to DLA on behalf of Parent.

        On the same day, North Point also held a call with Party B to discuss the feasibility of accelerating Party B's due diligence process. Party B indicated its ability to expedite its due diligence process to a 30-day period following receiving exclusivity, and proposed an initial meeting in mid-August.

        On July 27, 2018, the Jamba Board held a special telephonic meeting, attended by representatives of North Point and DLA. Representatives of DLA advised the Jamba Board of its fiduciary duties and obligations under the potential merger agreement in connection with the matter under consideration. Representatives of North Point advised the Jamba Board with respect to the status of the process, describing the parties contacted and interested, meetings conducted and providing a summary of proposals submitted with the highest range of prices per share, including those of Parent and Party A. The representatives of North Point also provided an update on discussions with Party B. North Point advised the Jamba Board that Parent had not provided additional information regarding its offer price during North Point's call earlier in the day and advised the Jamba Board of feedback from Parent regarding its quality of earnings review and the potential impact of that review on Parent's offer. The Jamba Board discussed the challenges of completing a transaction with Party B and risks and uncertainties involved in its offer. The Jamba Board then discussed how best to maximize the value of each of the offers of Parent and Party A and indicated to North Point that the Jamba Board would require a higher price per share than Parent's current offer of $12.50 per share to proceed with a transaction with Parent. Representatives of North Point advised that Party A had communicated to North Point that it had engaged an equity sponsor but that the equity sponsor would require four to five weeks to complete its due diligence review and that the equity sponsor's due diligence review status was too preliminary to be able to increase its offer price by any material amount at the time. The Jamba Board further discussed the risks and challenges of delaying any process for Party A's equity sponsor to complete its due diligence or for Party B to complete its due diligence, the likelihood of either Party A or Party B being able to consummate a transaction at all or staying at its initial offer price offered after conducting its diligence and the risk of losing Parent's offer in further delaying the process to allow for Party A and Party B to complete their due diligence. Representatives from DLA provided an update on the status of the negotiation of legal documentation with Parent. Representatives of North Point advised the Jamba Board of its past engagements with Parent, Party A and the equity sponsor of Party A, noting that North Point had not received compensation from Party A in the past, nor from Parent for services rendered in the past two years, but had received compensation from the equity sponsor of Party A for services rendered in the past two years. North Point also advised the Board that it was not currently providing services of any type on behalf of any of the remaining bidders nor was North Point soliciting any business from such parties at the time. The Jamba Board then further discussed how best to maximize the value of Parent's offer and instructed North Point to communicate to Parent that Parent's current offer was inadequate for Jamba Board approval of the proposed transaction. The Jamba Board also instructed North Point to continue to encourage Party A and its equity sponsor to expedite their process.

        On July 28, 2018, DLA circulated a revised draft of the merger agreement to Paul, Weiss, which included a proposal for a termination fee of 3.0% of the equity value of the transaction and a reverse termination fee based on a formula, to equal to two times the amount of the termination fee.

        On July 28, 2018, a representative of North Point informed a representative of Parent that Parent would need to increase the value of its offer in order to proceed with an acquisition of Jamba.

        On July 29, 2018, Paul, Weiss sent a revised draft of the merger agreement to DLA, reiterating its proposal for a termination fee of 4.0% of the equity value of the transaction and providing for a reverse termination fee of 5.25% of the equity value of the transaction. DLA provided a revised draft with additional comments to Paul, Weiss later that same day.

        On July 29, 2018, a representative of Parent informed a representative of North Point that Parent was willing to increase its offer price to $13.00 per share, payable in cash. The representative of Parent indicated in the course of this conversation that this represented Parent's best and final offer.

        Between July 29 and July 31, 2018, representatives of North Point contacted Parent on several occasions to discuss whether Parent would be willing to increase its offer price. In each instance the representative of Parent declined to raise Parent's offer price further, indicating that its offer price of $13.00 per share represented its best and final offer.

        On July 29, 2018, a representative of North Point spoke to the equity sponsor of Party A to discuss its due diligence process.

        On July 30, 2018, the Special Committee held a telephonic meeting attended by members of management and representatives of North Point and DLA at which North Point provided an update regarding the $13.00 price offered. The Special Committee members discussed with North Point the ability to increase such offer for consideration by the full Jamba Board at the upcoming regularly scheduled Jamba Board meeting scheduled for August 1, 2018.

        Over the next few days, the parties and their legal advisors continued to negotiate the terms of the merger agreement.

        On July 31, 2018, Parent communicated to North Point that its existing offer of $13.00 per share would expire on August 1, 2018.

        On the same date, a representative of North Point spoke with the equity sponsor of Party A and discussed the expected timing of the due diligence review, which equity sponsor indicated that it could complete its review by the end of the August.

        Early in the morning of July 31, 2018, the Jamba Board was provided with the substantially final version of the merger agreement (subject to agreement on the final price and the amounts of the termination fee and reverse termination fee), a summary of the material terms of the merger agreement, a summary of a bylaw amendment providing that, unless Jamba consents in writing to the selection of an alternative forum, Delaware courts would be the exclusive forum for certain types of claims for review in advance of the upcoming meeting on August 1, 2018. Later that day, the Jamba Board was provided with North Point's financial analysis and other materials for review.

        On August 1, 2018, at a regularly scheduled meeting of the Jamba Board, attended by members of Jamba's management and representatives of North Point and DLA, the Jamba Board discussed the terms of the proposed transaction with Parent. A representative of DLA reviewed the changes made to the merger agreement since the draft the Jamba Board had reviewed and discussed in connection with the prior Jamba Board meeting, and advised the Jamba Board of its fiduciary duties and obligations under the proposed merger agreement in connection with the matter under consideration. North Point reviewed with the Jamba Board its financial analyses. Members of management then reviewed Jamba's alternatives to pursuing a transaction with Parent, including remaining as a stand-alone company, and discussed the risk and benefits of each, including challenges relating to costs of remaining a public company in light of reduced revenue after asset-light pivot, competitive landscape and challenges relating to brand revitalization, management's ability to implement Jamba's strategic priorities, and operational risks. The Jamba Board also considered the status of the current offers from Party A and Party B, the likelihood of either Party A or Party B being able to consummate a transaction at all or agreeing to a price higher than that of Parent after conducting their diligence and the risk of losing Parent's offer in further delaying the process to allow for Party A and Party B to complete their due diligence.

        During the meeting, the Jamba Board instructed representatives from North Point to contact Parent to seek an increase in the offer price to $13.25, to lower the termination fee and to increase the reverse termination fee. Representatives of North Point contacted a representative of Parent. During the call, the representative of Parent reiterated that $13.00 was Parent's best and final offer, but that Parent would agree to a termination fee of 3.5% of the equity value of the transaction and a reverse termination fee of 5.5% of the equity value of the transaction.

        Representatives of North Point then delivered an oral opinion to the Jamba Board, confirmed by delivery of a written opinion dated as of August 1, 2018, that, as of such date, and subject to the assumptions, procedures, factors, qualifications and limitations set forth in the written opinion, the $13.00 per share offer price and merger consideration, determined as provided in the merger agreement to be received by holders of Jamba common stock, was fair, from a financial point of view, to such holders. The North Point opinion is more fully described under the heading "The Merger—Opinion of Jamba's Financial Advisor." Following further discussion, the Jamba Board unanimously (i) determined that the merger agreement, including the offer, the merger and the other transactions, are fair to and in the best interests of Jamba and its stockholders, (ii) elected that the merger agreement and the transactions be expressly governed by Section 251(h) of the General Corporation Law of the State of Delaware, (iii) adopted and approved the merger agreement, declaring it advisable and approving the transactions, including the offer and the merger, in accordance with the requirements of the General Corporation Law of the State of Delaware , (iv) approved the execution, delivery and performance by Jamba of the merger Agreement and the consummation of the transactions, including the offer and the merger, (v) recommended that the holders of Jamba common stock accept the offer and tender their shares pursuant to the offer and (vi) caused the merger, the merger agreement, the tender and support agreements, transactions and the transactions contemplated by the tender and support agreements not to be subject to any state takeover law or similar law that might otherwise apply to the merger or any of the transactions, in each case, on the terms and subject to the conditions of the merger agreement.

        Also on August 1, 2018, Jamba reported to Parent that, at its regularly scheduled meeting held on that date, the Jamba Board met to consider the proposed transaction and approved the merger agreement and the transactions contemplated thereby. On that same day, representatives of DLA and representatives of Paul, Weiss and members of management of each of Jamba and Parent finalized the merger agreement and other transaction documents, and after the close of market in the United States on August 1, 2018, the merger agreement was executed and delivered by the parties.

        Prior to the opening of markets in the United States on August 2, 2018, Jamba and Parent issued a joint press release announcing the execution of the merger agreement and the forthcoming commencement of the tender offer.

Reasons for Recommendation

        In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that Jamba's stockholders accept the Offer and tender all of their Shares to Merger Sub pursuant to the Offer, the Jamba Board consulted with Jamba's management and its financial and legal advisors, and considered a number of factors, including but not limited to the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

  •
  The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to Jamba's stockholders and does not expose them to future risks related to the business or the financial markets generally.

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  The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents a premium of:

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  approximately 17.8% to the unaffected closing share price of Jamba common stock of $11.04 as of July 31, 2018;

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  approximately 15.9% to the unaffected closing share price of Jamba common stock of $11.22 as of July 24, 2018 and approximately 19.2% to the volume weighted average share price for the 1 week prior to July 31, 2018;

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  approximately 22.1% to the unaffected closing share price of Jamba common stock of $10.65 as of June 29, 2018 and approximately 16.9% to the volume weighted average share price for the one month prior to July 31, 2018;

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  approximately 30.7% to the unaffected closing share price of Jamba common stock of $9.95 as of May 31, 2018 and approximately 22.9% to the volume weighted average share price for the two months prior to July 31, 2018; and

    •
    approximately 38.0% to the unaffected closing share price of Jamba common stock of $9.42 as of April 30, 2018 and approximately 26.5% to the volume weighted average share price for the three months prior to July 31, 2018.

  •
  The oral opinion of Jamba's financial advisor delivered to the Jamba Board, subsequently confirmed in writing, that as of August 1, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Jamba's financial advisor as set forth in the written opinion, the $13.00 in cash per share to be received by holders of shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of shares.

Jamba's Operating and Financial Condition and Prospects

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  Jamba's business, financial performance and condition, and future prospects, including the current status and results of prior efforts to increase stockholder value through relocation of Jamba's headquarters from California to Texas, transition to asset-light model and hiring of new executive team since 2016;

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  the business, financial performance and condition, and future prospects of Jamba's customers;

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  current industry, economic and market conditions and trends in the markets in which Jamba competes;

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  the business, financial, market and execution risks to the successful execution of Jamba's long-term business plan to create stockholder value while remaining as an independent public company (including through possible licenses, joint ventures, investments, mergers and acquisitions), and the risks and uncertainties this factor would present to future value of Jamba common stock;

  •
  the risks of management's ability to effectively execute its current business and operational plan (including brand revitalization initiatives) and thereby drive Jamba's strategic priorities and achieve increased revenues and earnings, including but not limited to the following risks:

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  Jamba's ability to retain and grow the customer base during the rebranding process;

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  risks relating to alignment and investment of Jamba's franchisees with any shifts in Jamba's strategy;

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  the fact that in the past, operational plans have not always been successfully executed on the originally contemplated time lines, and/or have not produced the expected benefits;

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  the volatility of Jamba's revenue and customers based upon weather and general economic conditions;

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  the competitive landscape including fragmented market with low barriers to entry;

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  Jamba's dependence on the operating results of its franchisees;

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  the increases and volatility of various food and supply costs; and

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  industry trends, including higher labor costs, increased litigation, lower traffic and shifting consumer preferences;

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  additional prospective risks to Jamba as a stand-alone public entity, including the risks and uncertainties with respect to:

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  turnover in Jamba's management, and challenges regarding Jamba's ability to retain its executive management team and key employees;

    •
    the additional costs and burdens involved with being a public company, including the costs associated to internal controls and remaining current in Jamba's financial reporting;

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  the volatility in Jamba's financial performance resulting from various factors, including the factors described above, and the other risks and uncertainties described in the section entitled "Risk Factors" set forth in Jamba's Form 10-K for the fiscal year ended January 2, 2018; and

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  the Jamba Board's belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent Jamba's best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

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  The fact that Jamba actively sought proposals from numerous other parties that it believed were logical potential buyers, including strategic buyers and financial sponsors:

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  Representatives of Jamba's financial advisor contacted a total of 190 parties, composed of 24 strategic buyers and 166 financial sponsors, in an effort to obtain the best value reasonably available to stockholders, with 87 entering into a mutual non-disclosure agreement with Jamba.

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  Of these parties, Jamba held initial meetings with 21 of the parties and received initial indications of interest from 15 of the parties.

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  Jamba, in coordination with its financial advisor, conducted further management presentations attended by nine of the interested parties.

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  After the management presentations, in coordination with its financial advisor, Jamba received refresh bids from nine of the parties, including Parent and Merger Sub (herein after referred to as Purchaser) and Party A and Party B.

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  Representatives of Jamba's financial advisor had significant negotiations with Purchaser and the remaining participants to validate that the price and timing of the additional indications of interest.

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  The price offered by Purchaser was greater than the price offered by Party A and did not include any conditions, covenants or risks of delays as a result of any required financing.

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  The price offered by Purchaser was within the range of the price offered by Party B but did not include any risks of undergoing an extended due diligence process that had not yet begun and potential required financing, all of which suggested a high degree of uncertainty regarding timing, where in the price range the final price offered would be, if even at such price, and whether a transaction could be consummated at all.

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  The Jamba Board's belief that, based on negotiations and discussions with Purchaser, the Offer Price represented the highest price Purchaser was willing to pay.

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  The Jamba Board's conclusion that, in light of (1) the perceived risk that a delay in signing the definitive agreement with Purchaser would jeopardize Jamba's ability to successfully consummate the transaction with Purchaser and (2) Party A and Party B's unwillingness to accelerate the pace of its due diligence and provide certainty around deal execution as had been proposed by Jamba's financial advisor, the Offer Price reflected the highest per share value reasonably available as of the date of the Merger Agreement.

  •
  The Jamba Board's view that the Merger Agreement (1) was the product of arm's-length negotiations, (2) contained terms and conditions which were favorable to Jamba and (3) was the result of a competitive solicitation process.

Speed and Likelihood of Consummation

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  The structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which Jamba's stockholders who do not tender in the Offer will receive the same cash price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to Jamba's business pending closing of the Merger.

  •
  The likelihood that the Offer and the Merger would be consummated, including that:

  •
  The Purchaser is required, subject to certain exceptions, to extend the Offer.

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  The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

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  The Jamba Board's belief, following consultation with legal counsel, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in consummation of the Transactions due to regulatory review.

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  Purchaser proposed an all-cash transaction with no financing contingencies.

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  The business reputation and capabilities and the substantial financial resources of Purchaser.

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  The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

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  The Jamba Board's belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Merger will be unduly delayed or that the Merger will not be consummated.

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  The Jamba Board's belief that the Merger Agreement's restrictions on Jamba's ability to take certain actions during the pendency of the Merger will not unduly interfere with Jamba's ability to operate its business in the ordinary course.

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  Jamba's ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

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  The fact that Purchaser will be obligated to pay Jamba the Parent termination fee, equal to $11,358,527 if the Merger Agreement is terminated due to situations such as failure of the Offer Acceptance Time to occur on or prior to the outside date or failure of the Parent to perform in any material respect its representations, warranties, covenants or other agreements contained in the Merger Agreement, or failure of the Parent or the Merger Sub to commence or complete the tender offer.

  •
  The scope of the representations, warranties and covenants being made by the Purchaser.

  •
  Certain items, subject to certain conditions, will not be considered a Company Material Adverse Effect (as defined in the Merger Agreement), including (A) changes adversely affecting the United States economy (so long as Jamba and its subsidiaries are not disproportionately affected thereby); (B) general political, economic or market conditions or general changes or developments in the industry in which Jamba and Jamba's subsidiaries operate (so long as Jamba and its subsidiaries are not disproportionately affected thereby), (C) acts of terrorism or war (whether or not declared) or natural disasters occurring after the date hereof, (D) the

    Transactions or the announcement or performance thereof, including any negative impact on or disruption in relationships with customers, suppliers, distributors, employees or similar relationships, (E) changes in law or any applicable accounting regulations or principles or the interpretations thereof (so long as Jamba and its subsidiaries are not disproportionately affected thereby), (F) changes in the price or trading volume of Jamba's stock (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such change in market price or trading volume shall not be excluded under this proviso), (G) any failure by Jamba to meet public or internal revenue, earnings or other projections, in and of itself (provided that any event, condition, change, occurrence or development of a state of circumstances that may have caused or contributed to such failure to meet published revenue, earnings or other projections shall not be excluded under this proviso), or (H) the taking of any action required by the Merger Agreement or expressly approved or permitted in writing by Parent, or the failure to take any action prohibited by the Merger Agreement.

Ability to Terminate in Certain Circumstances

  •
  The Jamba Board's ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal and to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the Jamba Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and Jamba paying the termination fee. Specifically, if the termination fee became payable by Jamba as a result of Jamba terminating the Merger Agreement in order to enter into a definitive acquisition agreement providing for a superior proposal and certain other circumstances, the amount of the termination fee will be $7,228,153 million (the "Company Termination Fee").

  •
  The Jamba Board's belief that Company Termination Fee payable to the Purchaser in certain circumstances was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to Jamba following the announcement of the Merger Agreement and the Transactions.

  •
  The Jamba Board considered the fact that the Support Agreements terminate in the event that Jamba terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to the Purchaser of Company Termination Fee.

General Matters

  •
  The availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL

  •
  The Jamba Board's familiarity with Jamba's business, operations, prospects, business strategy, competitive position, industry trends and dynamics, economic and market conditions, and assets and liabilities and financial condition for the fiscal year ended January 2, 2018, quarterly and six-month period ended July 3, 2018, and projected results for the 2018 to 2023 fiscal years.

  •
  The fact that resolutions approving the Merger Agreement were unanimously approved by the Jamba Board, which is comprised of a majority of independent directors who are neither affiliated with Purchaser nor employees of Jamba or any of its subsidiaries, and which retained and received advice from Jamba's outside legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the Merger Agreement

        The Jamba Board also considered a number of potentially countervailing factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

  •
  The fact the Offer Price offers a modest premium (17.8%) over the closing price of Jamba common stock on the day before the Jamba Board considered the Merger (July 31, 2018) of $11.04.

  •
  The fact that the Offer Price will be paid in cash, such that common stockholders will not have an opportunity to participate in any future earnings or growth of the combined company following the completion of the Transactions.

  •
  The possibility that, should Jamba not enter into the Transaction and continue to operate as a stand-alone public company, management will be able to successful execute its current operational and strategic plans and achieve the benefits contemplated therein, resulting in improved reported financial performance and potentially an increase in the price of Jamba common stock to a level in excess of the Offer Price.

  •
  The risk that the proposed Transactions might not be completed as a result of, among other reasons, the failure of a sufficient number of stockholders to tender into the Offer, the failure of the parties to secure any applicable regulatory approvals, and the effect the termination of the Merger Agreement on:

  •
  The market price of Jamba common stock, which could be affected by many factors, including (1) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting Jamba, (2) the possibility that the marketplace would consider Jamba to be an unattractive acquisition candidate and (3) the possible sale of Shares of Jamba common stock by short-term investors following the announcement of termination of the Merger Agreement.

  •
  Jamba's operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay the Company Termination Fee.

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  The ability to attract and retain key personnel and other employees.

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  Relationships with Jamba's employees, customers, suppliers, partners and others that do business or may do business in the future with Jamba.

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  The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of Jamba's management and certain other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to Jamba's business operations and future prospects, including its relationships with its employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with Jamba.

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  The terms of the Merger Agreement, including (1) the operational restrictions imposed on Jamba between signing and closing (which may delay or prevent Jamba from undertaking business opportunities that may arise pending the completion of the transaction or any other action Jamba would otherwise take with respect to the operations of Jamba absent the pending completion of the Merger), and (2) the Company Termination Fee that could become payable by Jamba if Jamba terminates the Merger Agreement to, among other things, accept a superior proposal.

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  Any interest of Jamba's executive officers and directors in the Transactions that may be different from, or in addition to, those of Jamba's stockholders generally.

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  The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

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  The absence of assurance that all conditions to the parties' obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

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  The fact that Jamba's monetary remedy in connection with a breach of the Merger Agreement by Purchaser, except in the case of fraud or willful and material breach of the Merger Agreement, may not be sufficient to compensate Jamba for losses suffered as a result of a breach of the Merger Agreement by Purchaser.

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  The fact that the cash consideration paid in the transaction would be taxable to Jamba's stockholders that are U.S. holders for U.S. federal income tax purposes.

Executive Officer and Director Arrangements Following the Merger

        As of the date of this Schedule 14D-9, none of Jamba's or its subsidiaries' current directors or executive officers have entered into any arrangements or other understandings with Parent, Merger Sub or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Parent, Merger Sub or their respective affiliates may enter into employment or other arrangements with Jamba's management in the future.

Opinion of Jamba Financial Advisor

        The Jamba Board retained North Point to provide it with financial advisory services and a financial opinion in connection with the possible sale of Jamba. The Jamba Board selected North Point to act as Jamba's financial advisor based on North Point's qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the quick service restaurants (QSR) industry, and its knowledge and understanding of Jamba's business and affairs. At the meeting of the Jamba Board on August 1, 2018, North Point rendered to the Board its oral opinion, that as of August 1, 2018, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by North Point, the consideration to be received by the holders of shares of Jamba common stock, pursuant to the Merger Agreement, was fair from a financial point of view to such stockholders. This was subsequently confirmed in writing with analysis updated for information available as of July 31, 2018, the last day full trading day prior to the Jamba Board's approval of the Merger Agreement, as set forth in its written opinion.

        The full text of the written opinion of North Point, dated as of August 1, 2018, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by North Point in rendering its opinion. North Point's opinion was directed to the Jamba Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of Jamba common stock, pursuant to the Merger Agreement and as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of Jamba should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of Jamba should tender their shares in the Offer. The summary of the opinion of North Point set forth below is qualified in its entirety by reference to the full text of the opinion.

Summary of Financial Analyses

        The following is a summary of the material financial analyses prepared and reviewed with the Jamba Board in connection with North Point's opinion, dated August 1, 2018. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, or underlying the opinion of, North Point, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by North Point. North Point may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be North Point's view of the actual value of Jamba. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the accompanying explanatory text to each table, as the tables alone do not constitute a complete description of the financial analyses performed by North Point. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying North Point's financial analyses and its opinion. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Jamba or any other parties to the Offer and Merger. None of Jamba, Merger Sub, Parent or North Point or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Jamba do not purport to be appraisals or reflect the prices at which Jamba may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before July 31, 2018 (the last unaffected trading day before the Jamba Board's approval of the Merger Agreement) and is not necessarily indicative of current market conditions.

Financial Analyses

        North Point performed the following financial analyses in connection with rendering its opinion to the Jamba Board of Jamba:

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  historical stock trading analysis;

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  comparable public trading multiple analysis;

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  comparable precedent transaction analysis;

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  premiums paid analysis;

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  discounted cash flows analysis; and

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  illustrative leveraged buyout scenario analysis.

        Each of these analyses is summarized below.

Historical Stock Trading Analysis

        North Point reviewed the historical price range for the Jamba common stock at one week, six months, and one year prior to July 31, 2018. This analysis indicated that the $13.00 price falls above the high end of the one month equity value range, the six month equity value range, and the 12 month equity value range.

        The range of high and low prices of the Jamba common stock for the periods reviewed are set forth below:

Period Ending July 31, 2018	Range of Prices
Last 1 Month	$10.47 - $11.46
Last 6 Months	$7.01 - $11.46
Last 12 Months	$7.01 - $11.46

Comparable Public Trading Multiple Analysis

        North Point performed a comparable companies analysis, which attempts to provide an implied value of a company by comparing selected historical financial data of Jamba and estimated financial data of Jamba based on projections provided by Jamba management against corresponding financial data for similar publicly traded companies in the restaurant industry (defined as restaurant companies deemed comparable to Jamba with an enterprise value of less than $5 billion). North Point selected the following publicly traded companies in the restaurant industry that North Point, based on its experience and professional judgment, deemed relevant to consider in relation to Jamba based on information obtained by searching SEC filings, public company disclosures, press releases, equity research reports, industry and press reports, databases and other sources:

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  Bojangles, Inc.

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  Del Taco Restaurants, Inc.

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  El Pollo Loco Holdings, Inc.

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  Jack in the Box, Inc.

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  Papa John's International, Inc.

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  Papa Murphy's Holdings, Inc.

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  Sonic Corp.

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  Wingstop Inc.

        Although most of the selected companies are not directly comparable to Jamba, and most are substantially larger than Jamba, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to Jamba's operations.

        North Point calculated various financial multiples for such comparable companies based on the ratio of such companies' operating data (obtained from SEC filings and Capital IQ estimates as of July 31, 2018) to the equity value per share of such companies. North Point reviewed the max, average, median, and low statistics for the comparable companies' grouping to determine appropriate high and low multiples for each statistic.

        North Point then compared the range of the first to third quartiles of such multiples with the multiples obtained for Jamba. Jamba's multiples were calculated based on the ratio of Jamba's operating data (provided by Jamba's management) to an implied enterprise value of $198.4 million (based on the $13.00 per share Offer and Merger Consideration) and then taking into account Jamba's cash and cash equivalents of $9.1 million (as of Jamba's second quarter for the fiscal year 2018). With respect to the comparable companies, North Point calculated:

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  enterprise value (which is the market value of common equity plus the book value of debt, less cash) as a multiple of latest 12 months ("LTM") revenue and consensus estimates for 2018 revenue;

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  enterprise value as a multiple of LTM earnings before interest, taxes and depreciation and amortization (also referred to as "EBITDA") and consensus estimates for 2018 EBITDA; and

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  equity value per share as a multiple of LTM fully diluted earnings per share and consensus estimates for 2018 earnings per share.

        The table below shows the results of North Point's analyses of the selected comparable companies

	LTM Enterprise Value			FY18P Enterprise Value
	Rev.	EBITDA	P/E	Rev.	EBITDA	P/E
Bojangles, Inc.	1.1x	8.8x	17.7x	1.1x	9.2x	18.7x
Del Taco Restaurants, Inc.	1.3x	10.5x	26.0x	1.3x	9.0x	21.6x
El Pollo Loco Holdings, Inc.	1.3x	8.7x	18.6x	1.2x	8.8x	16.6x
Jack in the Box, Inc.	2.3x	10.4x	21.7x	3.9x	12.5x	22.1x
Papa John's International, Inc.	1.1x	10.7x	20.4x	1.1x	11.5x	17.8x
Papa Murphy's Holdings, Inc.	1.8x	7.4x	12.3x	1.6x	9.3x	14.9x
Sonic Corp.	4.5x	13.3x	29.1x	4.6x	13.4x	23.8x
Wingstop Inc.	15.2x	NM	NM	11.1x	NM	NM

        The results of these analyses are summarized below.

Multiple of:	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple
LTM EBITDA	8.7x	10.7x	7.4x	10.0x	10.4x	13.3x	13.6x
2018P EBITDA	9.0x	12.5x	8.8x	10.6x	9.3x	13.4x	12.3x

Note:    Ratios were considered not meaningful (NM) if they were greater than 25x for revenue and EBITDA multiples and 50x for PE multiples.

        Based on the first to third quartile range for these multiples, the resulting implied enterprise value for Jamba ranged from $127.4 million to $202.1 million, and the resulting implied equity value per share ranged from $8.61 to $13.29. North Point compared this range of enterprise values to the implied enterprise value of $198.4 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $13.00. The following table shows the implied value per share of Jamba common stock based upon LTM EBITDA and 2018 EBITDA.

Financial Metric	Implied Value Per Share of Common Stock
LTM EBITDA	$8.61 - $10.39
2018 EBITDA	$9.72 - $13.29

        No company utilized in the public trading comparables analysis is identical to Jamba. In evaluating comparable companies, North Point made judgments and assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Jamba, such as the impact of competition on the businesses of Jamba and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Jamba or the industry, or in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using peer group data. North Point considered a number of factors in analyzing the per share Offer and Merger Consideration. The fact that points in the range of implied present value per share of Jamba implied by the comparable companies analysis were less than or greater than the per share Offer and Merger Consideration is not necessarily dispositive in connection with North Point's analysis of the per share Offer and Merger Consideration; it is but one of many factors North Point considered.

Comparable Precedent Transaction Analysis

        North Point reviewed the terms of certain recent merger and acquisition transactions reported in SEC filings, public company disclosures, press releases, industry and press reports, databases and other sources relating to the selected transactions (listed by target/acquiror) announced since 2012. Listed below are representative transactions listed by target and acquiror with implied enterprise values less than $5 Billion, and where the target had greater than 45% of its retail locations franchised:

Target	Acquiror
Qdoba	Apollo Management, L.P.
Captain D's, LLC	Sentinel Capital Partners
Au Bon Pain	Panera Bread Company
Culvers	Roark Capital Group
Blaze Pizza	Brentwood Associates
Checkers Drive-In Restaurants	Oak Hill Capital Partners
Popeye's Louisiana Kitchen	Restaurant Brands International, Inc. (NYSE: QSR)
Jimmy John's Holdings	Roark Capital Group
Cici's	Arlon
Wetzel's Pretzels	Center Oak Partners
Krispy Kreme Doughnuts	JAB Holding Company
Kahala Brands (OTCPK:KAHL)	MTY Food Group Inc. (TSX: MTY)
Smashburger	Jollibee Food Corporation
Del Taco, Inc.	Levy Acquisition Corp.
Rusty Taco, Inc.	Buffalo Wild Winds Inc. (NasdaqGS: BWLD)
Newk's Eatery	Sentinel Capital Partners
Checker's Drive-In Restaurants, Inc.	Sentinel Capital Partners, L.L.C.
CKE Inc.	Roark Capital Group
Captain D's, LLC	Centre Partners
Johnny Rockets	Sun Capital Partners, Inc.
A&W Restaurants, Inc.	A Great American Brand LLC
Long John Silver's, Inc.	LJS Partners, LLC
Bojangles Holdings	Advent International
Arby's Restaurant Group, Inc.	Roark Capital Group
Domino's Pizza, Inc. (NYSE:DPZ)	Trian Fund Management, L.P.
Burger King Holdings Inc.	3G Capital Management, LLC
CKE Restaurants Inc. (NYSE: CKR)	Apollo Management, L.P.
Papa Murphy's International Inc.	Lee Equity Partners LLC
Wingstop Restaurants, Inc.	Roark Capital Group

        For each of the selected transactions, North Point calculated and compared multiples for the target companies based on the ratio of the enterprise value to the LTM EBITDA. North Point reviewed the third quartile and first quartile statistics for the precedent transactions grouping to determine appropriate high and low multiples for each statistic.

        The results of these analyses are summarized in the table below.

	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Multiple
Multiple of:
LTM EBITDA	7.1x	12.7x	5.5x	8.8x	10.7x	20.5x	13.6x

        Based on the first to third quartile range for these multiples, the resulting implied enterprise value for Jamba ranged from $103.1 million to $205.3 million and the resulting implied equity value per share ranged from $7.08 to $13.48. North Point compared this range of enterprise values to the implied enterprise value of $198.4 million contemplated by the Merger Agreement and compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $13.00.

Premiums Paid Analysis

        North Point analyzed the premium paid for acquired public entities in the consumer staple and consumer discretionary transactions with implied enterprise values ranging from $50 million to $5 billion since 2012, relative to the target's stock prices one day, one week, one month, and two months prior to the date that the transaction was announced. Based on its Premiums Paid Analysis, North Point analyzed companies with a range of enterprise values, which are significantly higher than Jamba's. North Point reviewed the max, average, median, and low statistics for the premiums paid on comparable acquisitions to determine appropriate high and low multiples for each statistic. The following table presents the result of this analysis:

	First to Third Quartile Range		Low	Mean	Median	Max	Parent Offer Premium
Premium To:
1 Day Prior	10.9%	40.8%	(10.3)%	29.5%	24.6%	115.2%	17.8%
1 Week Prior	13.9%	40.8%	(9.3)%	30.4%	26.1%	114.5%	15.9%
1 Month Prior	19.9%	41.2%	(16.7)%	33.5%	30.3%	114.7%	22.1%
2 Months Prior	18.3%	45.2%	(21.8)%	35.1%	34.7%	117.0%	38.0%

        Based on the first to third quartile range of such premiums paid for these companies, the resulting implied equity value per share ranged from $11.77 to $15.80. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $13.00.

        In addition, North Point indicated that the $13.00 price per share of the Jamba common stock to be paid to Jamba's stockholders pursuant to the Merger Agreement represented a premium of 17.8% based on the $11.04 closing price per share on July 31, 2018, the last trading day before the execution of the Merger Agreement.

        No company or transaction utilized in the precedent transactions or premiums paid analysis is identical to Jamba or to the Merger. In evaluating the precedent transactions, North Point made judgments and assumptions with regard to industry performance, general business, market and financial conditions and other matters, which are beyond the control Jamba, such as the impact of competition on the business of Jamba or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Jamba or the industry or in the financial markets in general, which could affect the public trading value of the companies and the enterprise value of the transactions to which they are being compared. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using precedent transactions or premiums paid data.

Discounted Cash Flow Analysis

        North Point performed a discounted cash flow analysis on Jamba. Jamba's management provided a management case containing projections for various operational metrics (such as same store sales growth and G & A expenditures), revenue and earnings for the remainder of fiscal year 2018 and for fiscal years 2019 through 2023. The management case (which had been disclosed to potential bidders in the sales process) assumed that management's business and operational plan would be successfully executed and would lead to increased revenues and earnings. Management did not represent that the projections were predictions or forecasts of Jamba's actual future revenues and earnings, and management acknowledged there were risks to the execution of the management case and achievement of its benefits.

        Working from the management plan, North Point then prepared base case projections that did not assume the successful execution of management's business and all aspects of the operational plan or the achievement of all of its benefits in the magnitude and time schedule contemplated in the management case. For example, the management case projected a 3.0% annual increase in same store sales, while the base case assumed a 2.5% annual increase (both as compared to an average 0.6% annual increase over the previous three years). North Point prepared the base case in order to recognize the risk that the full benefits of the management case may not be achieved for a variety of reasons, a factor which in its judgment prospective bidders also take into account. The management case and base case are presented in "Certain Unaudited Prospective Financial Information of Jamba, Inc." below.

        North Point then performed discounted cash flow analyses using both the management case and the base case. The implied prices per share of the Jamba common stock were higher for the analysis based on the management case (which, as noted, contemplated the successful execution of all aspects of the management's business and operational plan) than for the analysis based on the base case.

        Upon discussion, the Jamba Board decided that the base case was the more realistic projection and the more appropriate basis for a discounted cash flow analysis, given the risks to the successful execution of the management plan (which also was a factor that had occurred in the past), and that using two discounted cash flow analyses to analyze and present the proposed transaction may lead to confusion. It also was decided that the range of discount rates for the discounted cash flow analysis should be reduced, based on North Point's analysis of Jamba's Weighted Average Cost of Capital ("WACC"). The effect of this reduction was to increase the implied prices per share of the Jamba common stock produced by the analysis under all assumed terminal values.

        Thus, North Point calculated implied prices per share of the Jamba common stock using illustrative terminal values in the year 2023 based on multiples ranging from 9.0x EBITDA to 11.0x EBITDA, and assuming the base case. These illustrative terminal values were then discounted to calculate implied indications of present values using discount rates ranging from 9.4% to 14.4%. The various ranges for discount rates were chosen based on North Point's WACC analysis and research of historical global private equity median internal rates of return (IRRs). The resulting implied equity values per share ranged from $12.60 to $17.09. North Point compared this range of equity values per share to the per share consideration to be paid pursuant to the Merger Agreement of $13.00.

Illustrative Leveraged Buyout Scenario Analysis

        North Point performed an illustrative leveraged buyout analysis using the base case financial information provided by Jamba's management described in "Discounted Cash Flow Analysis" above and financing assumptions based on North Point's estimates. A leveraged buyout analysis is designed to illustrate the ability to pay for a target in a leveraged buyout at a given return target, exit multiple and financing structure. Assuming the refinancing of all of Jamba's existing debt upon a transaction and hypothetical required IRRs ranging from 17.5% to 25.0% to a financial buyer (a range judgmentally chosen by North Point to reflect typical target returns for private equity investors) and hypothetical financial buyer enterprise value to EBITDA exit multiple of 10.0x, the foregoing analysis implied an equity value per share range of $10.95 to $12.75. North Point noted that the Offer and Merger Consideration of $13.00 per share was above this range. North Point did not include the effect, if any, of Jamba's net operating loss (NOL) carry forward tax asset in this calculation, as ultimately there are numerous unknown variables and assumptions required to value that asset.

Limitations on North Point's Analyses and Opinion

        The summary of North Point's analyses set forth above does not contain a complete description of these analyses, but does summarize the material analyses performed by North Point in rendering its opinion. The above summary is qualified in its entirety by reference to the written opinion of North Point attached as Annex A to this Schedule 14D-9. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. North Point believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the North Point's written opinion. In arriving at its opinion, North Point considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis. Instead, North Point made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to Jamba or the transactions contemplated by the Merger Agreement.

        North Point performed its analyses solely for purposes of providing its opinion to the Jamba Board. In performing its analyses, North Point made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Certain of the analyses performed by North Point are based upon forecasts of future results furnished to North Point by Jamba's management under certain assumptions, plans and scenarios, which are not necessarily indicative of actual future results and may be significantly more or less favorable than actual future results. These forecasts are inherently subject to uncertainty because, among other things, they are based upon numerous factors or events beyond the control of the parties or their respective advisors. North Point does not assume responsibility if future results are materially different from forecasted results.

        North Point has relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to it or discussed with or reviewed by it. North Point has further relied upon the assurances of Jamba's management that the financial information provided has been prepared on a reasonable basis in accordance with industry practice and that Jamba's management is not aware of any information or facts that would make any information provided to North Point incomplete or misleading in any material respect. Without limiting the generality of the foregoing, for the purpose of its opinion, North Point has assumed that with respect to financial estimates and other forward-looking information reviewed by it, such information has been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of Jamba's management as to the expected future results of Jamba's operations and financial condition to which such financial estimates and other forward-looking information relate. North Point expresses no opinion as to any such financial estimates or forward-looking information or the assumptions on which they were based. With Jamba's consent, North Point has relied on advice of the outside counsel to the Jamba Board and Jamba's independent accountants, and on the assumptions of Jamba's management, as to all accounting, legal, tax and financial reporting matters with respect to Jamba and the Merger Agreement.

        North Point assumed that the Offer and the Merger would be completed on the terms set forth in the Merger Agreement reviewed by North Point, without amendments and with full satisfaction of all covenants and conditions without any waiver. North Point expressed no opinion regarding whether the necessary approvals or other conditions to the consummation of the Offer and the Merger will be obtained or satisfied.

        North Point conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than Excluded Shares, as defined in the Merger Agreement) pursuant to the Offer and Merger Agreement and in connection with the delivery of its opinion, dated August 1, 2018, to Jamba's Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

        North Point did not assume responsibility for performing, and did not perform any appraisals or valuations of specific assets or liabilities of Jamba. North Point expresses no opinion regarding the liquidation value or solvency of any entity. North Point did not undertake any independent analysis of any outstanding, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which Jamba, or any of its respective affiliates, are a party or may be subject. At the direction of the Jamba Board, and with its consent, North Point's opinion made no assumption concerning, and, therefore, did not consider, the potential effects of litigation, claims, investigations, or possible assertions of claims, or the outcomes or damages arising out of any such matters.

        North Point's opinion was necessarily based on the information available to it and the facts and circumstances as they existed and were subject to evaluation as of the date of the opinion. Events occurring after the date of the opinion could materially affect the assumptions used by North Point in preparing its opinion. North Point expresses no opinion as to the prices at which the Shares have traded or may trade following announcement of the transaction or at any time after the date of the opinion. North Point has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was rendered.

        North Point was not requested to opine as to, and the opinion does not address, the basic business decision to proceed with the Offer and the Merger or the transactions contemplated by the Merger Agreement, the pre-signing process conducted by Jamba, the merits of the transaction compared to any alternative business strategy or transaction that may be available to Jamba, any other terms contemplated by the Merger Agreement or the fairness of the amount or nature of the compensation to Jamba's officers, directors or employees, or any class of such persons, relative to the compensation to be received by holders of Jamba common stock. North Point did not express any opinion as to whether any alternative transaction might produce consideration for Jamba's stockholders in excess of the Offer or the Merger Consideration.

        The consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was determined through arm's-length negotiations between Jamba and Parent and was approved by Jamba's Board. North Point provided advice to Jamba's Board during these negotiations but did not, however, recommend any specific consideration to Jamba or Jamba's Board. North Point's opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. North Point's opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of Jamba should tender shares into the Offer, or take any other action in connection with the Offer and the Merger.

        North Point's opinion and its presentation to Jamba's Board was one of many factors taken into consideration by the Jamba Board in unanimously adopting resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other Transactions, are fair to and in the best interests of Jamba and its stockholders, (ii) electing that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL, (iii) adopting and approving the Merger Agreement, declaring it advisable and approving the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iv) approving the execution, delivery and performance by Jamba of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (v) recommending that the holders of Jamba common stock accept the

Offer and tender their shares pursuant to the Offer, and (vi) causing the Merger, the Merger Agreement, the Support Agreements, Transactions and the transactions contemplated by the Support Agreements not to be subject to any state takeover law or similar law that might otherwise apply to the Merger or any of the Transactions, in each case, on the terms and subject to the conditions of the Merger Agreement.

        Consequently, the analyses as described above should not be viewed as determinative of the opinion of the Jamba Board with respect to the consideration pursuant to the Merger Agreement or of whether the Jamba Board would have been willing to agree to different consideration. North Point's opinion was approved by a committee of North Point investment banking and other professionals in accordance with North Point's customary practice.

        In the ordinary course of its business, North Point and its affiliates may actively trade securities of Jamba for its own account or the account of its customers and, accordingly, may at any time hold a long or short position in such securities. North Point may also, in the future, provide investment banking and financial advisory services to Jamba, Parent, Roark or entities that are affiliated with Jamba, Parent or Roark, for which it would expect to receive compensation.

        Under the terms of its engagement letter, North Point provided Jamba's Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex A, in connection with the Offer and the Merger, and Jamba has agreed to pay North Point a fee of approximately $3.5 million for its services. All of the payment is contingent upon closing of the Transaction, except that $250,000 was paid after the rendering of North Point's opinion, and shall be a credit against the $3.5 million fee if the transaction closes. Jamba also agreed to reimburse North Point for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. The $250,000 payment referenced above shall serve as a credit against the reimbursement of expenses if the transaction does not close. In addition, Jamba agreed to indemnify North Point and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling North Point or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with North Point's engagement.

        In addition, North Point and/or its affiliates have provided investment banking services to Roark and other entities affiliates with Parent. Such services have included various advisory services for several entities, including Pet Valu Canada Holding Corporation, FASTSIGNS Holding Corp., and Mississippi Restaurant Holdings Inc. (dba McAlister's Deli), in each case for which North Point has received customary fees. All of these engagements were in 2016 or earlier years.

        In the two years prior to August 1, 2018, other than as disclosed herein, North Point and its affiliates have not been engaged on any financial advisory or financing assignments for the Company, and have not received any fees for such services from Jamba during that time.

Certain Unaudited Prospective Financial Information of Jamba

        While Jamba issues annual near-term revenue, adjusted EBITDA and financial guidance as a matter of course, it does not publicly disclose internal forecasts or projections as to future performance, earnings or results of operations due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with Jamba's exploration of strategic alternatives, management provided to prospective bidders and North Point a management case containing prospective financial information for the remainder of fiscal year 2018 and for fiscal years 2019 through 2023. Based on this information, North Point prepared base case projections that did not assume the successful execution of management's business and operational plan or the achievement of all of its benefits in the magnitude and time schedule contemplated in the management case. See the section captioned "Summary of Financial Analyses—Discounted Cash Flow Analysis."

        The table below sets forth a summary of the base case, with references to the management case. Specifically, the table reports the changes made in the base case to certain assumptions in the management case, and the resulting effect on other metrics. The limited unaudited prospective financial information set forth below is included solely because it was among the financial information made available by Jamba's management to North Point in connection with its evaluation of the Merger (or was prepared based on that information), and is not included in order to influence any stockholder of Jamba in any decisions, including whether or not to vote in favor of the approval of the Merger, or whether or not to seek appraisal rights with respect to their Shares.

        The management case and base case were not prepared with a view toward public disclosure, nor with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants (the "AICPA") for preparation and presentation of financial forecasts, or United States generally accepted accounting principles. Neither Jamba's independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        The management case reflects numerous estimates and assumptions made by Jamba's senior management with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to Jamba's products, all of which are difficult to predict and many of which are beyond Jamba's control. It also reflects certain proprietary assumptions regarding management's ability to effectively current implement strategic priorities, including brand revitalization initiatives, Jamba's ability to retain and grow the customer base during the rebranding process and risks relating to alignment and investment of Jamba's franchisees with any shifts in Jamba's strategy. As the management case covers multiple years, the prospective financial information included therein by its nature become less reliable with each successive year. As a result, there can be no assurance that the management case reflects actual future trends. As the base case was prepared starting from the management case, the same qualifications apply to it.

        The management case reflects subjective judgment in most respects and, therefore, is susceptible to multiple interpretations and further periodic revisions based on actual experience and business developments. As such, the management case constitutes forward-looking information and is subject to risks and uncertainties that could cause the actual results to differ materially from the projected results, including, but not limited to, Jamba's performance and ability to achieve strategic goals over the applicable period, industry performance, the success of Jamba's customers in the market, general business and economic conditions, customer requirements, competition, adverse changes in applicable laws, regulations or rules, and the factors described in the section captioned "Cautionary Statement Regarding Forward-Looking Statements." The management case cannot, therefore, be considered a guarantee of future operating results, and should not be relied upon as such. As the base case was prepared starting from the management case, the same qualifications apply to it.

        The inclusion of the management case and base case should not be regarded as an indication that Jamba or its representatives then considered, or now consider, either to be material information of Jamba or necessarily predictive of actual future events, and this information should not be relied upon as such. None of Jamba, North Point or any of their respective affiliates or representatives intends to, and each of them disclaims any obligation to, update, revise or correct the management case or base case if anything contained in them becomes inaccurate.

        The management case should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Jamba contained in Jamba's public filings with the SEC. The management case was prepared based on Jamba's continued operation as a stand-alone company. It does not take into account any circumstances or events occurring after the date it was prepared, including the Merger or the effect of any failure of the Merger to be consummated. Stockholders are cautioned not to place undue, if any, reliance on the management case. As the base case was prepared starting from the management case, the same qualifications and cautions apply to it.

        The management case was prepared based on information available at the time such projections were prepared, using various assumptions and estimates. The assumptions and estimates may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond Jamba's control. The assumptions and estimates underlying the information contained in the management case involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to Jamba, all of which are difficult to predict. The base case financial plan also reflect assumptions as to certain business decisions that do not reflect the effects of the merger, or any other changes that may in the future affect Jamba or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the management case constitutes forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information contained in the base case financial plan will be achieved, and actual results may materially differ. As the base case was prepared starting from the management case, the same qualifications apply to it.

	Actual			Projections
	2015	2016	2017	Case	2018P	2019P	2020P	2021P	2022P	2023P
Number of Stores
Company Owned Stores	263	70	66	Both	53	52	52	52	52	52
Express Units	42	47	49	Both	49	49	49	49	49	49
Franchise—Openings	66	63	49	Base	59	64	69	79	89	99
				Management	59	74	99	99	99	99
Franchise—Closings	(28)	(49)	(38)	Base	(38)	(39)	(39)	(39)	(39)	(39)
				Management	(38)	(39)	(39)	(39)	(29)	(29)
Franchise—Net Unit Growth	38	14	11	Base	21	25	30	40	50	60
				Management	21	35	60	60	70	70
Franchise—End of Year	781	796	820	Base	841	866	896	936	986	1,046
				Management	841	876	936	996	1,066	1,136
End Of Year Total	893	909	922	Base	942	967	997	1,037	1,087	1,147
				Management	942	977	1,037	1,097	1,167	1,237
System-Wide Same Store Sales Growth	2.3%	(0.2)%	(0.5)%	Base	3.0%	2.5%	2.5%	2.5%	2.5%	2.5%
				Management	3.0%	3.0%	3.0%	3.0%	3.0%	3.0%
Revenue ($ in millions)
Domestic System-Wide Sales	$477.0	$492.6	$497.7	Base	$553.8	$582.7	$628.9	$681.2	$741.2	$809.2
				Management	$553.8	$588.8	$651.0	$723.3	$799.3	$879.0
Revenue—Company Stores	$137.0	$51.3	$44.7	Base	$42.1	$43.3	$44.5	$45.7	$47.0	$48.3
				Management	$42.1	$43.6	$45.0	$46.4	$47.9	$49.4
Revenue—Franchise and Other	$24.7	$28.3	$26.2	Base	$27.5	$28.7	$31.1	$33.8	$36.9	$40.3
	$24.7	$28.3	$26.2	Management	$27.5	$29.2	$32.6	$36.1	$39.9	$43.8
Total Revenue	$161.7	$79.6	$70.9	Base	$69.6	$72.1	$75.6	$79.5	$83.9	$88.6
				Management	$69.6	$72.7	$77.6	$82.6	$87.8	$93.2

	Actual			Projections
	2015	2016	2017	Case	2018P	2019P	2020P	2021P	2022P	2023P
EBITDA before G & A ($ in millions)
Cost of Sales	$33.5	$12.5	$10.2	Base	$9.4	$9.5	$9.6	$9.7	$9.8	$9.9
				Management	$9.4	$9.5	$9.7	$9.8	$10.0	$10.2
Labor	$44.7	$17.9	$15.7	Base	$13.9	$14.7	$15.5	$16.3	$17.0	$17.6
				Management	$13.9	$14.7	$15.6	$16.5	$17.2	$17.8
Occupancy	$19.0	$7.7	$6.5	Both	$5.7	$5.7	$5.8	$5.9	$6.0	$6.1
Store Operating	$25.2	$8.8	$8.2	Base	$6.3	$6.3	$6.4	$6.4	$6.4	$6.5
				Management	$6.3	$6.4	$6.5	$6.5	$6.6	$6.7
Other Operating, Net	$5.2	$7.6	$1.0	Base	$0.9	$1.4	$0.1	$(0.1)	$0.1	$0.4
				Management	$0.9	$1.6	$0.6	$0.3	$0.4	$0.6
EBITDA before G & A	$34.1	$25.1	$29.3	Base	$33.6	$34.4	$38.3	$41.3	$44.5	$48.1
				Management	$33.6	$34.8	$39.4	$43.5	$47.6	$51.9
Adjusted EBITDA ($ in millions)
Adjusted G & A	$31.8	$22.7	$18.1	Base	$19.5	$20.2	$22.4	$23.1	$23.8	$24.0
				Management	$19.5	$20.1	$22.1	$22.6	$23.1	$23.1
EBITDA Adjustments	$(8.2)	$(8.6)	$(3.5)	Both	$(2.1)	$(2.9)	$(4.4)	$(4.4)	$(4.4)	$(4.4)
—Stock Based Compensation (GAAP)	$(5.2)	$(2.6)	$(1.2)	Both	$(2.0)	$(2.8)	$(4.3)	$(4.3)	$(4.3)	$(4.3)
—Store Lease Termination and Closure	$(1.6)	$(3.5)	$(0.2)	Both	$(0.1)	$(0.1)	$(0.1)	$(0.1)	$(0.1)	$(0.1)
—Franchise & Other	$(1.5)	$(2.5)	$(2.0)	Both	—	—	—	—	—	—
Public Company Cost Adjustment	$(2.0)	$(2.0)	$(2.0)	Both	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)	$(2.0)
Adjustments arising from due diligence after management case made available to bidders			$2.0	Both	$2.0	$2.0	$2.0	$2.0	$2.0	$2.0
Adjusted EBITDA	$12.4	$13.0	$14.7	Base	$16.2	$17.1	$20.3	$22.6	$25.2	$28.6
				Management	$16.2	$17.6	$21.8	$25.4	$28.9	$33.3
Depreciation and Amortization				Both	$3.5	$3.5	$3.5	$3.5	$3.5	$3.5

Intent to Tender

        To the knowledge of Jamba, each executive officer and director of Jamba currently intends to tender all of his or her Shares in the Offer.

        In addition, the Supporting Shareholders have entered into Support Agreements pursuant to which each has agreed, in its capacity as a stockholder of Jamba, to tender all of its Shares, as well as any additional Shares that it may acquire, to Merger Sub in the Offer. See the section captioned "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Jamba, Parent and Merger Sub—Tender and Support Agreements."

Item 5.    Persons/Assets Retained, Employed, Compensated or Used

        Under the terms of an engagement letter, North Point provided Jamba with financial advisory services in connection with a contemplated sale of Jamba, which includes the Offer and the Merger. For further information with respect to the arrangements between Jamba and North Point, see the information included under the caption "Item 4. The Solicitation or Recommendation—Opinion of Jamba Financial Advisor."

        Except as set forth above, neither Jamba nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of Jamba on its behalf in connection with the Offer, the Merger or related matters.

Item 6.    Interest in Securities of the Subject Company

        Other than as set forth below, no transactions with respect to the Shares have been effected by Jamba or, to the knowledge of Jamba after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the sixty (60) days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price per Share ($)		Nature of Transaction
Michael A. Depatie	6/26/2018	10,436	$0.00	(1)	RSUs for board service
Lorna Donatone	6/26/2018	10,436	$0.00	(1)	RSUs for board service
Richard L. Federico	6/26/2018	18,026	$0.00	(2)	RSUs for board service
Andrew Heyer	6/26/2018	10,436	$0.00	(1)	RSUs for board service
James C. Pappas	6/26/2018	10,436	$0.00	(1)	RSUs for board service
Glenn W. Welling	6/26/2018	10,436	$0.00	(1)	RSUs for board service

(1)
This row describes 5,218 RSUs granted to the director for board service during fiscal year 2017 and 5,218 RSUs for board service during fiscal year 2018, which grants are made on an annual basis following Jamba's annual stockholder meeting pursuant to Jamba's Non-Employee Director Compensation Policy. Grants for 2017 board service were postponed to the date of Jamba's 2018 stockholder meeting when Jamba completed its last delinquent current report filing with the Securities and Exchange Commission since the grants were not able to be issued prior to such time due to Jamba's previously existing filing delinquencies.

(2)
This row describes 5,218 RSUs granted to the director for board service during fiscal year 2017 and 5,218 RSUs for board service during fiscal year 2018, as well as 3,795 RSUs granted to the director for chairman service during fiscal year 2017 and 3,795 RSUs for chairman service during fiscal year 2018, which grants are made on an annual basis following Jamba's annual stockholder meeting pursuant to Jamba's Non-Employee Director Compensation Policy. Grants for 2017 board service were postponed to the date of Jamba's 2018 stockholder meeting when Jamba completed its last delinquent current report filing with the Securities and Exchange Commission since the grants were not able to be issued prior to such time due to Jamba's previously existing filing delinquencies.

Item 7.    Purposes of the Transaction and Plans or Proposals

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), Jamba is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of Jamba's securities by Jamba, any subsidiary of Jamba or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Jamba or any subsidiary of Jamba; (3) any purchase, sale or transfer of a material amount of assets of Jamba or any subsidiary of Jamba; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of Jamba.

        Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.    Additional Information

        The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

        The information set forth under the caption "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of Jamba" is incorporated herein by reference.

Appraisal Rights

        Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the "fair value" of their Shares in accordance with Section 262 of the DGCL.

        The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a "stockholder" are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

        Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

        Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

        Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

        Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

        Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer (or tendered but effectively withdrew such

Shares before the Expiration Time) and otherwise neither voted in favor of nor consented in writing to the Merger; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The "fair value" as determined by such court could be greater than, less than or the same as the Offer Price.

        Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the "fair value" of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. To be entitled to appraisal rights under Section 262 of the DGCL with respect to his, her or its Shares, a stockholder must satisfy each of the following conditions:

  •
  The stockholder must send Jamba (at the address set forth below) a written demand for appraisal of his, her or its Shares by the later of: (1) the consummation of the Offer, which is the date on which Merger Sub irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and which we anticipate will occur promptly following the expiration of the Offer at one minute past 11:59 p.m., Eastern time on September 12, 2018, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement; and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing is August 15, 2018). The demand must reasonably inform Jamba of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  The stockholder must not tender his, her or its Shares in the Offer (or, if tendered, must not fail to effectively withdraw such Shares prior to the Expiration Time) and must not otherwise vote in favor of or consent in writing to the Merger; and

  •
  The stockholder must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights a stockholder has with respect to such Shares will be lost if such Shares are transferred prior to the Effective Time.

        If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the Effective Date on or within 10 days after the Effective Time to those stockholders of Jamba who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the Effective Date.

        All written demands for appraisal should be addressed to:

        Jamba, Inc.
        3001 Dallas Pkwy, Suite 140
        Frisco, Texas 75034
        (469) 294-9800
        Attention: General Counsel

        The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record holder(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record holder(s).

        A beneficial owner of Shares held in "street name" who wishes to exercise appraisal rights must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial owner of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

        A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record holder.

        Within 120 days after the Effective Time, the Surviving Corporation or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders entitled to appraisal rights in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

        Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

        Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record holder of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person's own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

        Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery in which the petition was duly filed (the "Delaware Register in Chancery") a duly verified list (the "Verified List") containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached by the Surviving Corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

        After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. If immediately prior to the Effective Time the Shares continue to be listed on a national securities exchange (which we expect to be the case), the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

        After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the preceding sentence, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

        In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered, and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger[.]" In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered."

        Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, "fair value" under Section 262 of the DGCL. Although Jamba believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Parent nor Jamba anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Parent and Jamba reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

        Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder's certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery's decree may be enforced as other decrees in such Court may be enforced.

        The costs of the action (which do not include attorneys' fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

        Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

        At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder's demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as Jamba has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder's demand for appraisal by delivering to Jamba a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder's demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

        If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder's right to appraisal, the stockholder's Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration.

        The foregoing summary of the rights of Jamba's stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of Jamba desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

        As a Delaware corporation, Jamba is subject to Section 203 of the DGCL ("Section 203"). In general, Section 203 restricts an "interested stockholder" (including a person who has the right to acquire 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Jamba Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement and the Support Agreements) and the other transactions contemplated thereby for purposes of Section 203, and Jamba believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the Jamba Board has exempted Jamba from any other "fair price," "control share acquisition," "business combination" or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement and the Support Agreements) and the other transactions contemplated thereby.

        Jamba is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any "control share acquisition," "fair price," "moratorium" or other anti-takeover applicable law becomes or is deemed to be applicable to Jamba, Merger Sub, Parent, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement and the Support Agreements) and the other transactions contemplated thereby, then each of Jamba, Merger Sub and Parent, and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Parent might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Parent may not be obligated to accept for payment or pay for any tendered Shares.

        In connection with its approval of the Merger Agreement, the Offer and the Merger, the Jamba Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents (including, without limitation, the Support Agreements) for purposes of Section 203.

Regulatory Approvals

U.S. Antitrust Laws

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR Act"), and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions, including Merger Sub's purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. Parent and Jamba filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on August 10, 2018.

        Under the HSR Act, Merger Sub's purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern Time, on Monday, August 27, 2018, the date that is fifteen days after the date that the Premerger Notification and Report Forms were filed by Parent with the FTC and the Antitrust Division, and as extended as described below because the fifteenth day of the waiting period falls on Saturday, August 25, 2018. However, the initial waiting period may be terminated prior to such date and time by the FTC (with the Antitrust Division's concurrence), or Parent and Jamba may receive a request (a "Second Request") for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of ten (10) calendar days from the date on which Parent shall have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to Jamba or by Jamba supplying the requested information, Jamba is obliged to respond to the request within a reasonable time. If any waiting period under the HSR Act expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the transaction may be delayed on antitrust grounds only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

        The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Parent to divest the Shares, or (iv) to require us or Jamba to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

        Based upon an examination of publicly available information and other information relating to the businesses in which Jamba is engaged, Parent and Jamba believe that neither the purchase of Shares by Parent pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Parent nor Jamba can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Stockholder Approval of the Merger Not Required

        Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that no stockholder vote or consent is necessary to approve the merger of a corporation that has shares listed on a national securities exchange (such as Jamba) if, among other things, (i) the merger occurs pursuant to an agreement of merger that expressly permits or requires such merger to be effected under Section 251(h) of the DGCL, (ii) the acquirer consummates a tender offer for all of the outstanding stock of the first corporation that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, (iii) immediately following consummation of such tender offer, the stock irrevocably accepted for purchase in the offer, together with the stock owned by the acquirer and any "rollover stock" (as defined in Section 251(h) of the DGCL), equals at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement and (iv), subject to certain exceptions, each share that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Jamba's stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

        For additional information regarding the business and the financial results of Jamba, please see Jamba's Annual Report on Form 10-K for the fiscal year ended January 2, 2018, and Jamba's Quarterly Reports on Form 10-Q for the three months ended April 3, 2018 and July 3, 2018.

Forward-Looking Statements

        Certain forward-looking statements made in this communication, including any statements as to future results of operations and financial projections, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction; the prospective performance and outlook of the Company and the surviving company's business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction and the projections (including statements regarding projected revenue, EBITDA before G&A and Adjusted EBITDA); as well as any assumptions underlying any of the foregoing. Forward-looking statements are based on management's current expectations, beliefs, estimates, projections and assumptions. As such, forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties that are difficult to predict. As a result, actual future results and trends may differ materially from what is forecast in forward-looking statements. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals for Jamba will be made; (iv) uncertainty surrounding how many of Jamba's stockholders will tender their shares in the tender offer; (v) the possibility that any or all of the various conditions to the consummation of the tender offer may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (vi) the possibility that prior to the completion of the transactions contemplated by the Merger Agreement, Jamba's business may experience significant disruptions due to transaction-related uncertainty; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (viii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (ix) other factors as set forth from time to time in Jamba's filings with the SEC, including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, as well as the tender offer statement, solicitation/recommendation statement and other tender offer documents that will be filed by Parent, Merger Sub and Jamba, as applicable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Jamba expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

Item 9.    Exhibits

        The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Focus Brands Inc. and Jay Merger Sub, Inc. on August 15, 2018 (the "Schedule TO")).
(a)(1)(B)	Letter of Transmittal, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Notice of Guaranteed Delivery, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Summary Advertisement, dated August 15, 2018 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).
(a)(5)(A)	Joint Press Release issued by Jamba, Inc. and Focus Brands Inc. on August 2, 2018 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K by Jamba, Inc. filed on August 2, 2018).
(e)(1)
Agreement and Plan of Merger, among Jamba, Merger Sub and Parent, dated as of August 1, 2018 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Jamba on August 2, 2018).
(e)(2)	Mutual Nondisclosure Agreement, dated March 30, 2018, by and between Jamba, Inc. and Focus Brands Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Form of Tender and Support Agreement, by and among Focus Brands Inc., Jay Merger Sub, Inc. and each stockholder party thereto (incorporated by reference to Exhibit (g) to the Schedule TO).
(e)(4)	Amended and Restated Certificate of Incorporation of Jamba, Inc. (incorporated by reference to Exhibit 3.1 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(e)(5)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Jamba, Inc. (incorporated by reference to Exhibit 3.2 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(e)(6)
Certificate of Amendment to Amended and Restated Certificate of Incorporation of Jamba, Inc. (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(e)(7)	Certificate of Elimination of the Series A Preferred Stock (incorporated by reference to Exhibit 3.4 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(e)(8)	Amended and Restated Bylaws of Jamba, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by Jamba on August 2, 2018).
(e)(9)
Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.5 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(10)
Form of Incentive Stock Option Agreement under the Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(11)
Form of Non-Qualified Stock Option Agreement under the Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)

(e)(12)	Form of Restricted Stock Units Agreement under the Jamba, Inc. Amended and Restated 2006 Employee, Director and Consultant Stock Plan (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(13)	Jamba, Inc. 2013 Equity Incentive Plan, as amended and restated May 17, 2016 (incorporated by reference to Exhibit 10.25 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(14)
Form of Stock Option Agreement under the Jamba, Inc. 2013 Equity Incentive Plan, as amended and restated May 17, 2016 (incorporated by reference to Exhibit 10.28 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(15)
Form of Restricted Stock Agreement under the Jamba, Inc. 2013 Equity Incentive Plan, as amended and restated May 17, 2016 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(16)
Form of Restricted Stock Unit Agreement under the Jamba, Inc. 2013 Equity Incentive Plan, as amended and restated May 17, 2016 (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(17)
Form of Jamba, Inc. Notice of Grant of Non-Statutory Stock Option granted as non-plan inducement award (incorporated by reference to Exhibits 10.31 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(18)
Form of Jamba, Inc. Stock Option Agreement granted as non-plan inducement award (incorporated by reference to Exhibits 10.32 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(19)
Notice of Grant of Time-Based Restricted Stock Units granted as non-plan inducement award (incorporated by reference to Exhibits 10.33 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(20)
Time-Based Restricted Stock Units Agreement granted as non-plan inducement award (incorporated by reference to Exhibits 10.34 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(21)
Notice of Grant of Market-Based Restricted Stock Units granted as non-plan inducement award (incorporated by reference to Exhibits 10.35 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(22)
Market-Based Restricted Stock Units Agreement granted as non-plan inducement award (incorporated by reference to Exhibits 10.36 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018)
(e)(23)	Jamba Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.9 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(e)(24)
Executive Employment Agreement, dated January 22, 2016, by and between Jamba Juice Company and David Pace (incorporated by reference to Exhibit 10.24 to the Annual Report on Form 10-K filed with the SEC by Jamba on May 11, 2018).
(g)	None.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

JAMBA, INC.
By:	/s/ DAVID A. PACE
	Name:	David A. Pace
	Title:	Chief Executive Officer
	Date:	August 15, 2018

ANNEX A

580 California Street, Suite 2000, San Francisco, CA 94104 Tel: 415.358.3500 Fax: 415.358.3555

August 1, 2018

The Board of Directors
Jamba, Inc.
3001 Dallas Pkwy
Suite 140
Frisco, Texas 75034

Gentlemen:

        The Board of Directors (the "Board") of Jamba, Inc., a Delaware corporation (the "Company"), has requested our opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration that such stockholders will receive pursuant to the Agreement and Plan of Merger, dated as of August 1, 2018 (the "Agreement"), by and among the Company, Focus Brands Inc. ("Parent"), and Jay Merger Sub Inc. ("Merger Sub"). Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Agreement.

        The Agreement provides, among other things, that (i) Parent and Merger Sub will commence the offer, (ii) at the consummation of the Offer, the stockholders of the Company who elect to participate in the Offer will receive a purchase price per share equal to $13.00 (the "Offer Price"), (iii) following the consummation of the Offer, Merger Sub shall be merged with and into the Company, (iv) the separate corporate existence of Merger Sub shall cease, and the Company shall continue its corporate existence as the surviving corporation (v) Parent shall become the direct owner of all of the issued and outstanding equity interests of the surviving corporation, and (vi) each remaining share of Common Stock, other than any Excluded Shares, Dissenting Shares or Accepted Shares shall be cancelled and automatically converted into the right to receive cash equal to $13.00 (the "Merger Consideration").

        In connection with our review of the Offer and the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the terms of the Agreement; (ii) reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available, (iii) reviewed and analyzed certain information, including financial statements and financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, projected operations and prospects of the Company, that were furnished to us by the Company; (iv) conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses (ii) and (iii) above, as well as its business and prospects on a stand alone basis; (v) reviewed the current and historical reported prices and trading activity of certain publicly-traded companies deemed by us to be comparable to the Company; and (vi) reviewed the terms, to the extent publicly available, of certain business combination transactions that we deemed relevant. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion. We believe such areas of investigation are sufficient and reasonable as a basis for rendering this opinion. In conducting our review and analysis, and as a basis for arriving at our opinion, we have utilized generally accepted valuation and analytical techniques, methodologies, procedures and considerations reasonably deemed relevant and customary under the circumstances.

        In arriving at our opinion, we have relied upon and assumed, without assuming liability or responsibility for independent verification, the accuracy and completeness of all information that was publicly available or was furnished, or otherwise made available, to us or discussed with or reviewed by us. We have further relied upon the assurances of the management of the Company that the financial information provided has been prepared by the Company on a reasonable basis in accordance with industry practice, and that the Company is not aware of any information or facts that would make incomplete or misleading any information provided to us by it. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed, without independent verification, that with respect to financial forecasts, estimates and other forward-looking information reviewed by us, that such information has been reasonably prepared based upon assumptions reflecting the best currently available estimates and judgments of the management of the Company as to the expected future results of operations and financial condition of the Company. We express no opinion as to any such financial forecasts, estimates, judgments or forward-looking information or the assumptions upon which they were based. Although we have not independently verified the accuracy and completeness of the information we considered, we advise you that nothing has come to our attention during the course of this engagement that has caused us to believe that it was unreasonable for us to utilize and rely on the information we have reviewed. We are not legal, tax or regulatory advisors. We are financial advisors only and we have relied, with your consent and without independent verification, on the advice of the outside counsel and the independent registered public accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company, and the Agreement.

        In arriving at our opinion, we have assumed that the executed Agreement will be in all material respects identical to the last draft reviewed by us. We have relied upon and assumed, without independent verification, that (i) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (ii) each party to such documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party in accordance with the provisions thereof, (iii) the Offer and the Merger will be consummated pursuant to the terms of the Agreement, and (iv) all conditions to the consummation of the Offer and the Merger will be satisfied without waiver by any party of any conditions or obligations thereunder. Additionally, we have assumed that all the necessary regulatory approvals and consents required for the Offer and Merger will be obtained in a manner that will not adversely affect the parties or the contemplated benefits of the Offer and the Merger.

        In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other), and have not been furnished or provided with any such appraisals or valuations, nor have we evaluated the solvency of the Company under any state or federal law relating to bankruptcy, insolvency or similar matters. The analyses performed by us in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of the Company, or any other entity. Without limiting the generality of the foregoing, we have undertaken no independent analysis of any pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, or any of its affiliates is a party or may be subject, and our opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.

        This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect this opinion and the assumptions used in preparing this opinion. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        We have been engaged by the Board to act as financial advisor to the Board in connection with the Offer and the Merger and we will receive a fee for our advisory services contingent upon consummation of the Offer and the Merger. The Company has also agreed to indemnify and hold us harmless against certain liabilities and reimburse us for certain expenses in connection with our services.

        As previously disclosed to the Board of Directors, we have represented affiliated entities of the Parent in other engagements. In the ordinary course of our business, we may, in the future, provide investment banking and financial advisory services to the surviving corporation or the Parent or entities that are affiliated with the Parent or the surviving corporation for which we would expect to receive compensation.

        This opinion is provided to the Board in connection with its consideration of the Offer and the Merger and is not intended to be and does not constitute a recommendation to any stockholder of the Company. It is understood that this opinion will be relied upon by the Board in connection with the Offer and the Merger. This opinion may not be disclosed, referred to, published or otherwise used (in whole or in part), nor may any public references to us be made, without our prior written consent. Notwithstanding the foregoing, the Company may disclose our advice, analyses, opinions and other materials in its possession in response to any subpoena, court order or other legal demand or requirements of law, or otherwise in connection with any litigation, dispute or other claim, provided that prompt notice thereof is given to us. This opinion has been approved for issuance by the Opinion Committee of North Point Advisors LLC.

        This opinion addresses solely the fairness, from a financial point of view, to the stockholders of the Company of the Offer Price and the Merger Consideration set forth in the Agreement and does not address any other terms or agreement relating to the Offer and the Merger or any other terms of the Agreement. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Offer and the Merger, the merits of the Offer and the Merger relative to any alternative transaction or business strategy that may be available to the Company, or any other terms contemplated by the Agreement.

        Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Offer Price and the Merger Consideration, determined as provided in the Agreement, is fair, from a financial point of view, to the Stockholders of the Company.

Very truly yours,

NORTH POINT ADVISORS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation," and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation."

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of

Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.